811-04892
Branch 18



FRANKLIN TEMPLETON
INVESTMENTS



RECEIVED
FEB 15 2005
SEC MAIL
PROCESSING
WASH. D.C.
202
SECTION

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com



05047400

VIA FIRST CLASS MAIL

February 11, 2005

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: *Strigliabotti,et al., v. Franklin Resources, Inc., et al.,* Case No. C 04-0883 SI

Ladies and Gentlemen:

Pursuant to Section 33 (a) of the 1940 Act, we are enclosing for filing the following additional pleadings in the above-mentioned action, which we previously reported to your office. These pleadings relate to the Motion to Dismiss First Amended Complaint filed with your office on November 1, 2004.

1. Statement of Recent Decision Pursuant to Local Rule 7.3(d), dated February 9, 2005, including Exhibits A & B.
2. Certificate of Service.
3. Statement of Recent Decision Pursuant to Local Rule 7.3(d), dated February 10, 2005, including Exhibit A.
4. Certificate of Service.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact me at (650) 312-4843.

Sincerely,

Aliya S. Gordon

Aliya S. Gordon
Associate Corporate Counsel

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

Encls.

cc: Barbara J. Green, Esq. (w/o encls.)
Murray L. Simpson, Esq. (w/o encls.)

16739-5


SEC MAIL PROCESSING
RECEIVED
FEB 1 5 2005
WASH, D.C. 202 SECTION

MEREDITH N. LANDY (SB #136489)
DALE EDMONDSON (SB #189793)
JESSICA A. HOOGS (SB #227011)
O'MELVENY & MYERS LLP
2765 Sand Hill Road
Menlo Park, California 94025
Telephone: (650) 473-2671
Facsimile: (650) 473-2601

DANIEL A. POLLACK (*Pro Hac Vice*)
EDWARD McDERMOTT (*Pro Hac Vice*)
ANTHONY ZACCARIA (*Pro Hac Vice*)
POLLACK & KAMINSKY
114 West 47th Street
New York, NY 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560

Attorneys for Defendants
FRANKLIN RESOURCES, FRANKLIN ADVISERS, INC., FRANKLIN TEMPLETON DISTRIBUTORS, INC., TEMPLETON GLOBAL ADVISORS, LTD., FRANKLIN ADVISORY SERVICES, LLC, FRANKLIN MUTUAL ADVISERS, LLC, AND FRANKLIN TEMPLETON SERVICES, LTD

UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

SUSAN STRIGLIABOTTI, et al., for the use and benefit of THE TEMPLETON GROWTH FUND, et al., Plaintiffs, v. FRANKLIN RESOURCES, INC., et al., Defendants.	Case No. C-04-0883 SI **STATEMENT OF RECENT DECISION PURSUANT TO LOCAL RULE 7.3(d)**

With respect to Defendants' Motion to Dismiss First Amended Complaint, currently pending before the Court:

On January 21, 2005, the United States District Court, Eastern District of New York, issued its opinion in *Chamberlain v. Aberdeen Asset Management Limited*, No. 02 CV 5870(SJ), 2005 WL 195520 (E.D.N.Y. Jan. 21, 2005). A copy of the opinion is attached hereto as Exhibit A. This case relates to Count IV of the First Amended Complaint.

On February 9, 2005, the Court of Appeal of the State of California, Second Appellate District, issued its opinion in *Branick v. Downey Savings & Loan Association*, No. B172981. A copy of the opinion is attached hereto as Exhibit B. This case relates to Counts IX and X of the First Amended Complaint.

Dated: February 9, 2005

MEREDITH N. LANDY
DALE M. EDMONDSON
JESSICA A. HOOGS
O'MELVENY & MYERS LLP

By: /s/ Jessica A. Hoogs
Jessica A. Hoogs

Daniel A. Pollack (*Pro Hac Vice*)
Edward McDermott (*Pro Hac Vice*)
Anthony Zaccaria (*Pro Hac Vice*)
POLLACK & KAMINSKY
114 West 47th Street
New York, NY 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560

Attorneys for Defendants
Franklin Resources, Franklin Advisors, Inc., Franklin Templeton Distributors, Inc., Templeton Global Advisors, LTD, Franklin Advisory Services LLC, Franklin Mutual Advisors, LLC, and Franklin Templeton Services, LLC

SF1:576145.1

EXHIBIT A

Motions, Pleadings and Filings

Only the Westlaw citation is currently available.

United States District Court,
E.D. New York.
Loren CHAMBERLAIN, on behalf of himself and all other similarly situated common shareholders of Aberdeen Global Income Fund, Inc., Richard Potapchuk, on behalf of himself and all other similarly situated common shareholders of Aberdeen Asia-Pacific Income Fund, Inc. Plaintiffs,
v.
ABERDEEN ASSET MANAGEMENT LIMITED, Aberdeen Asset Managers (C.I.) Limited Defendants.
No. 02 CV 5870(SJ).

Jan. 21, 2005.

Wechsler Harwood Halebian & Feffer LLP, New York, NY, By: Joel Carl Feffer, Nadeem Faruqi, for Plaintiffs.

Dechert LLP, New York, NY, By: Melvin A. Schwarz, for Defendants.

MEMORANDUM AND ORDER

JOHNSON, Senior J.

*1 Plaintiffs Loren Chamberlain, on behalf of himself and all other similarly situated common shareholders of Aberdeen Global Income Fund, Inc., and Richard Potapchuk, on behalf of himself and all other similarly situated common shareholders of Aberdeen Asia-Pacific Income Fund, Inc. ("Plaintiffs") bring this class action against Defendants Aberdeen Asset Management Limited and Aberdeen Asset Managers (C.I.) Limited (collectively, "Defendants"), investment manager and investment adviser, respectively, of the Aberdeen Asia-Pacific Income Fund, Inc. and Aberdeen Global Income Fund, Inc ("the Funds"). (Am.Compl.¶ 1.)

Plaintiffs allege that Defendants breached their fiduciary duty to the Funds and to their shareholders by devising and seeking to implement a scheme in which the Funds would issue rights to their common shareholders ("the Rights Offering scheme"), in violation of Section 36(a) of the Investment Company Act ("ICA"), 15 U.S.C. § 80a-35(a), and Maryland common law. (*Id.* ¶¶ 5, 13.)

Presently before this Court is Defendants' Motion to Dismiss pursuant to Federal Rule of Civil Procedure 12(b)(6). Defendants assert that: 1) Plaintiffs do not allege any injury, because they did not suffer any injury; 2) Plaintiffs have not alleged that Defendants had any responsibility for the decision to announce the Rights Offerings, and Defendants did not have this responsibility; 3) Plaintiffs' claims are derivative and cannot be pleaded as direct claims; and 4) there is no private cause of action under ICA § 36(a). (Defs.' Mem. Law Supp. Mot. Dismiss)

STANDARD OF REVIEW

Rule 12(b)(6) of the Federal Rules of Civil Procedure provides for the dismissal of a claim for "failure to state a claim upon which relief can be granted." Fed.R.Civ.P. 12(b)(6). The court should not dismiss the complaint for failure to state a claim "unless it appears beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief." *Conley v. Gibson*, 355 U.S. 41, 45-46 (1957). On a motion to dismiss a complaint under Rule 12(b)(6), a court "must accept as true all of the factual allegations set out in plaintiff's complaint, draw inferences from those allegations in the light most favorable to plaintiff, and construe the complaint liberally." *Gregory v. Daly*, 243 F.3d 687, 691 (2d Cir.2001). The following summary of the factual background is therefore based upon the Amended Complaint.

FACTUAL BACKGROUND

Plaintiffs allege that Defendants devised and sought to implement a scheme in which the Funds would issue rights to their common shareholders ("the Rights Offerings"). (Am.Compl.¶ 5.) On October 8, 2002 Defendants "caused to be filed" with the Securities and Exchange Commission ("SEC") registration statements for the Rights Offerings. (*Id.* ¶ 6.) The registration statements were subsequently withdrawn on approximately January 10, 2003. (*Id.* ¶ 6.)

Plaintiffs assert that the purpose of the proposed rights offerings was to coerce shareholders into increasing their investment in the Funds, thereby increasing Defendants' fees but negatively impacting existing shareholders. (*Id.* ¶ ¶ 7-8.) Although the rights were never in fact issued (*see id.* ¶ 6), Plaintiffs state that even the proposal of the Rights Offerings lowered the value of the Funds' shares during the month of October 2002 (*Id.* ¶ 55) and "caused the investment community to realize that [D]efendants were willing and inclined to subordinate their fiduciary duties to their own avarice, thereby chilling the demand for the Funds' shares for the foreseeable future." (*Id.* ¶ 53.)

DISCUSSION

Existence of a Private Right of Action

***2** The law in this Circuit regarding the existence of a private right of action under ICA § 36(a) is somewhat in flux, but this Court finds that the Second Circuit has indicated that there is no private right of action under this provision. In *Olmsted v. Pruco Life Ins. Co. of New Jersey,* 283 F.3d 429, 432--36 (2d Cir.2002), the Second Circuit discussed the history of Supreme Court jurisprudence regarding private rights of action, and the approach courts must take in determining whether a statutory provision confers a private right of action in light of the recent Supreme Court decision *Alexander v. Sandoval,* 532 U.S. 275 (2001). The *Olmsted* court explained that the Supreme Court has increasingly emphasized the importance of looking to statutory text to determine whether Congress created a private right of action, rather than implying private rights of action based on the court's interpretation of statutory policy. *Id.* at 432--34.

The court concluded that "[p]ast decisions reflecting judicial willingness to 'make effective [statutory] purpose' in the context of implied rights of action belong to an *'ancien regime.'* ' *Id* . at 434 (quoting *Sandoval,* 532 U.S. at 287). The Second Circuit noted that although "an overwhelming majority" of earlier decisions interpreting provisions of the ICA had found implied private rights of action, "[w]hen those cases were decided ... courts had more latitude to weigh statutory policy and other considerations than they do now." *Id.* at 434. The *Olmsted* court listed among these cases representing the *ancien regime* a number of cases finding private rights of action under ICA § 36(a). *Id.* at 434 n. 4 (citing *McLachlan v.Simon,* 31 F.Supp.2d 731, 737 (N.D.Ca.1998); *Young v. Nationwide Life Ins. Co.,* 2 F.Supp.2d 914, 926 (S.D.Texas 1998); *Strougo v. Scudder, Stevens, & Clark, Inc.,* 964 F.Supp. 783, 798 (S.D.N.Y.1997); *In re Nuveen Fund Litig.,* No. 94-C-360, 1996 WL 328006, at *6 (N.D.Ill. June 11, 1996); *Seidel v. Lee,* No. Civ A. 93-494, 1994 WL 913930, at * 2 (D.Del. Oct. 14, 1994); *In re ML-Lee Acquisition Fund II, L.P.,* 848 F.Supp. 527, 539--45 (D.Del.1994)).

The *Olmsted* court also outlined the factors that courts should assess when determining whether a private right of action exists. Although the *Olmsted* decision addressed other provisions of the ICA, when the analysis mandated by the decision is applied to ICA § 36(a), 15 U.S.C. § 80a--35(a), it is evident that there is no private right of action for enforcement of this section of the statute.

"A court must 'begin [its] search for Congress's intent with the text and structure' of the statute and cannot ordinarily conclude that Congress intended to create a right of action when none was explicitly provided." ' *Id.* at 432 (quoting *Sandoval,* 532 U.S. at 288) (internal citations omitted). The first question, therefore, is whether a provision explicitly provides a private right of action; if the answer is in the negative, a court must presume that Congress did not intend to create one. *Id.* at 432. ICA § 36(a) states, in relevant part, that "[t]he [Securities and Exchange] Commission is authorized to bring an action" alleging certain violations of fiduciary duties. This does not explicitly provide a private right of action.

***3** Second, a court must look at whether a provision "contain[s] rights-creating language" for persons who are protected under the statute, or instead focuses only on the persons regulated. *Id.* at 433. If "[t]he language of [the] sections only describes actions by insurance companies that are prohibited" and "does not mention investors such as the plaintiffs," there is " 'no implication of an intent to confer rights on a particular class of persons." ' *Id.* at 433 (quoting *Sandoval,* 532 U.S. at 289). ICA § 36(a) is devoted primarily to describing the actions that are prohibited. To the extent that it mentions investors, it is only to say that a court, in awarding relief after the Securities and Exchange Commission has established its allegations of breach of fiduciary duty, should give "due regard to the protection of investors and to the effectuation of the policies declared in section 80a-1(b) of this title." 15 U.S.C. § 80a--35(a).

Third, a court must consider whether the statute has provided an alternative method of enforcement, because "The express provision of one method of enforcing a substantive rule suggests that Congress intended to preclude others." *Id.* at 433 (quoting *Sandoval,* 532 U.S. at 290). As the *Olmsted* court pointed out, Section 42 of the ICA, 15 U.S.C. § 80a-41, "explicitly provides for enforcement of all ICA provisions ... by the Securities and Exchange

Commission ... through investigations and civil suits for injunctions and penalties." *Id.* at 433. ICA § 36(a) likewise begins by granting the Commission the authority to bring an action alleging violation of fiduciary duties.

Finally, a court must consider whether Congress provided a private right of action for enforcement of any other section of the statute, because "Congress's explicit provision of a private right of action to enforce one section of a statute suggests that omission of an explicit private right to enforce other sections was intentional." In the case of the ICA, Section 36(b) creates a private right of action by a shareholder against the adviser for a breach of the duty not to charge excessive fees. 15 U.S.C. § 80a--35(b); *Strougo v. BEA Associates,* 188 F.Supp.2d 373, 379 (S .D.N.Y.2002). The implication, therefore, is that if Congress wished to create a private right of action for violations of Section 36(a), it could have done so, as it did for Section 36(b).

These factors give rise to a strong presumption that Congress did not intend to create a private right of action for enforcement of ICA § 36(a). Although there is legislative history indicating that Congress may have intended to create a private right of action for this provision, *see Olmsted,* 283 F.3d at 435, "[w]here the text of a statute is unambiguous, 'judicial inquiry is complete [ ] except in rare and exceptional circumstances,' and legislative history [is] instructive only upon 'the most extraordinary showing of contrary intentions." ' *Id.* This Court finds that the legislative history available in this instance does not constitute such an "extraordinary showing."

*4 Although, as Plaintiffs point out (Pl. Mem. Law Opp'n Defs.' Mot. Dismiss at 15--16), a reading of *Olmsted* that gives rise to a finding that there is no private right of action under ICA § 36(a) may imply discordance between the *Olmsted* opinion and the *Strougo* opinion issued by the same court only a week earlier, *Strougo v. Bassini,* 282 F.3d 162 (2d Cir.2002), the fact remains that the *Olmsted* opinion is the Second Circuit's more recent ruling on the issue. Additionally, the opinion lists the District Court's opinion in *Strougo* as one of the cases representing the *ancien regime. Olmsted,* 283 F.3d at 434 n. 4, suggesting that this Court is no longer bound to follow it.

Since the *Olmsted* decision, no court in this Circuit has decided the question of whether a private right of action exists under ICA § 36(a). *See In re Merrill Lynch .Focus Twenty Fund Investment Co. Act Litigation,* 218 F.R.D. 377, 379 (E.D.N.Y.2003) (noting that " § 36(a), on its face, applies to the SEC and not to private citizens such as Plaintiffs in the instant case" but that many federal courts have recognized implied private rights of action in § 36(a) in decisions subsequently called into doubt by *Olmsted* and *Sandoval,* and deciding that "in view of the conflicting arguments on this question, the Court declines, at this time, to make any sweeping judgment of law regarding the existence of private rights of action under § 36(a), because, assuming *arguendo* that such a right exists, Plaintiff in the instant case failed to fulfill the demand requirement under Fed.R.Civ.P. 23.1"); *Scalisi v. Fund Asset Management, L.P.,* 380 F.3d 133, 136 n. 4 (2d Cir.2004) (declining to reach the issue of whether ICA § 36(a) creates a private right of action because of the finding that Plaintiffs failed to sufficiently plead demand futility under Fed.R.Civ.P. 23.1). This Court finds that when *Olmsted* and *Sandoval* are applied to ICA § 36(a), it is evident that the provision does not give rise to a private right of action.

CONCLUSION

For the reasons stated herein, Defendants' Motion to Dismiss is GRANTED. [FN1] As Plaintiff's only federal cause of action have now been dismissed, this Court declines to exercise supplemental jurisdiction over Plaintiff's remaining state law claims pursuant to 28 U.S.C. § 1367(c)(3). The Clerk of Court is directed to enter a final judgment of dismissal.

FN1. Because this Court has found that the Amended Complaint may be dismissed on the grounds that there is no private right of action for their claim, it is not necessary to address the other grounds asserted in Defendants' Motion to Dismiss.

SO ORDERED.

2005 WL 195520 (E.D.N.Y.)

Motions, Pleadings and Filings (Back to top)

. 1:02CV05870 (Docket) (Nov. 05, 2002)

END OF DOCUMENT

EXHIBIT B

Filed 2/9/05

CERTIFIED FOR PUBLICATION

IN THE COURT OF APPEAL OF THE STATE OF CALIFORNIA

SECOND APPELLATE DISTRICT

DIVISION FIVE

THOMAS BRANICK, et al., Plaintiffs and Appellants, v. DOWNEY SAVINGS AND LOAN ASSOCIATION, Defendant and Respondent.	B172981 (Los Angeles County Super. Ct. No. BC280755)

APPEAL from a judgment of the Superior Court for Los Angeles County, Wendell Mortimer, Jr., Judge. Reversed.

Milberg Weiss Bershad & Schulman, Jeff S. Westerman, Sabrina S. Kim, Peter Sloane; Kiesel, Boucher & Larson, Raymond D. Boucher, Patrick DeBlase, Anthony M. DeMarco; Lerach Coughlin Stoia Geller Rudman & Robbins, and Pamela Parker for Plaintiffs and Appellants.

Hodel Briggs Winter, Matthew A. Hodel, and Michael S. Leboff for Defendant and Respondent.

INTRODUCTION

In this case we hold that claims against a savings and loan association brought under Business and Professions Code[1] sections 17200 and 17500 and based upon allegations that, in effect, the savings and loan association breached contractual terms and made misrepresentations in conducting its business, are not preempted by federal law. We also hold that Proposition 64, enacted by the California electorate on November 3, 2004, which amended sections 17200 et seq. and 17500 et seq. to eliminate the statutory grant of standing to bring actions to enforce those provisions to persons who did not suffer actual injury, applies to actions that were filed but not finally resolved before November 3, 2004, the effective date of the amendments. Finally, we hold that if a plaintiff filed a representative action under section 17200 or 17500 on behalf of the general public before November 3, 2004 and cannot meet the standing requirements under the statutes as amended by Proposition 64, the plaintiff may, at the trial court's discretion, be entitled to amend the complaint to substitute a plaintiff who meets the standing requirements. Accordingly, we reverse the judgment and remand the matter for further proceedings.

BACKGROUND

Plaintiffs and appellants Thomas Branick and Ardra Campbell (plaintiffs) filed a lawsuit against defendant and respondent Downey Savings and Loan Association (Downey), alleging claims under sections 17200 and 17500[2] on behalf of the general public concerning certain practices in which Downey engaged with respect to real estate

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[1] Further statutory references are to the Business and Professions Code unless otherwise indicated.

[2] Section 17200 et seq. is referred to as the unfair competition law and section 17500 et seq. is referred to as the false advertising law. Any violation of the false advertising law is a violation of the unfair competition law. (*Kasky v. Nike, Inc.* (2002) 27 Cal.4th 939, 949-950.)

financing transactions. In an amended complaint filed on February 3, 2003, plaintiffs alleged that Downey engaged in unfair competition under section 17200 by (1) "misrepresenting the amount of government recording fees necessary to record documents incident to real estate transactions"; (2) "acquiescing in the title companies' systematic overcharging and double charging of governmental document recording fees"; (3) "charg[ing] . . . for recording substitutions of trustees, even though it had no legal or contractual entitlement to do so"; (4) "charg[ing] . . . fees for recording reconveyances, including document recording fees, even though no third party was engaged to accomplish the reconveyances, in violation of its trust deeds"; and (5) "collecting the recording fee to record reconveyances twice in conjunction with title companies." Under section 17500, plaintiffs alleged that Downey engaged in unfair competition by (1) "Overstating . . . the amounts of governmental recording fees necessary to record all documents needing to be recorded"; (2) "Misrepresenting . . . that it must collect governmental document recording fees for the recording of reconveyances though [Downey] knew the title company would also demand such fee from sellers and refinancers"; (3) "Misrepresenting . . . that it could collect fees for recording substitutions of trustee even though [Downey] knew it had no legal or contractual authorization to do so"; (4) "Misrepresenting . . . that it could collect fees for recording reconveyances, including document recording fees, even when no third party was engaged to accomplish the reconveyances, though this violated its trust deeds which did not authorize defendant to charge for any fees associated with a reconveyance unless the defendant engaged a third party to prepare and/or record the reconveyance." Plaintiffs do not allege that they personally engaged in any real estate financing transaction with Downey, nor do they allege that they personally suffered any injury as a result of Downey's alleged unfair competition. Instead, they allege that they bring their claims as a representative action on behalf of the general public.

Downey moved for judgment on the pleadings on the ground that plaintiffs' claims are preempted by federal law, specifically by the Home Owners' Loan Act[3] (the HOLA) and by regulations promulgated under the HOLA by the Office of Thrift Supervision (the OTS). The trial court granted Downey's motion and entered judgment against plaintiffs. Plaintiffs appeal from that judgment, arguing that the trial court erred in finding their claims preempted.

DISCUSSION

A. Standard of Review

"'Because a motion for judgment on the pleadings is similar to a general demurrer, the standard of review is the same. [Citation.] We treat the pleadings as admitting all material facts properly pleaded, but not contentions, deductions or conclusions of fact or law.'" (*DiPirro v. American Isuzu Motors, Inc.* (2004) 119 Cal.App.4th 966, 972.) We review the complaint de novo, giving the complaint's factual allegations a liberal construction, to determine whether it states a cause of action under any legal theory. (*Ibid.*; see also *Burnett v. Chimney Sweep* (2004) 123 Cal.App.4th 1057, 1065.) And "[b]ecause a motion for judgment on the pleadings, like a demurrer, raises only questions of law, we may consider new theories on appeal to challenge or justify the trial court's ruling. [Citations.] '[W]e review the trial court's disposition of the matter, not its reasons for the disposition.'" (*Burnett*, at p. 1065.)

B. Federal Preemption

Under the supremacy clause of the federal Constitution, Congress has the authority to preempt state law. (U.S. Const., art. VI, cl. 2.) However, """[i]t will not be presumed that a federal statute was intended to supersede the exercise the power of the state unless there is a clear manifestation of intention to do so."' [Citations.] Accordingly,

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[3] 12 U.S.C. § 1461 et seq.

'[w]hether federal law preempts state law is fundamentally a question whether Congress has intended such a result.' [Citation.] Congressional intent to preempt may be either express or implied, i.e., either '"explicitly stated in the statute's language or implicitly contained in its structure and purpose."' [Citation.] However, courts are 'generally reluctant to infer preemption. . . .' [Citation.]" (*Gibson v. World Savings and Loan Assn.* (2002) 103 Cal.App.4th 1291, 1296-1297 (*Gibson*).)

Federal regulations may preempt state law just as fully as federal statutes. (*Washington Mutual Bank v. Superior Court* (2002) 95 Cal.App.4th 606, 612.) "A regulation's preemptive effect 'does not depend on express congressional authorization to displace state law. [Citation.] Instead, the determinative issues are whether (1) the agency intended its regulation to have a preemptive effect and (2) the agency acted within the scope of its congressionally delegated authority by issuing the preemptive regulation." (*Gibson, supra*, 103 Cal.App.4th at p. 1297.) Because the interpretation of statutes and administrative regulations are questions of law, "we determine the preemptive effect of either statutes or regulations independently [citation], without deferring to the trial court's conclusion or limiting ourselves to the evidence of intent considered by the trial court. [Citation.]" (*Ibid.*)

In the present case, the trial court determined that plaintiffs' claims were preempted by federal law, finding that the HOLA "occupies the field of lending regulation for federal savings associations and pre-empts the allegations of this case." On appeal, Downey argues that the trial court's determination was correct because 12 Code of Federal Regulations section 560.2[4] (Regulation 560.2), a regulation promulgated by

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[4] Regulation 560.2 provides as follows:

"(a) Occupation of field. Pursuant to sections 4(a) and 5(a) of the HOLA, 12 U.S.C. 1463(a), 1464(a), OTS is authorized to promulgate regulations that preempt state laws affecting the operations of federal savings associations when deemed appropriate to facilitate the safe and sound operation of federal savings associations, to enable federal savings associations to conduct their operations in accordance with the best practices of thrift institutions in the United States, or to further other purposes of the HOLA. To enhance safety and soundness and to enable federal savings associations to conduct their operations in accordance with best practices (by efficiently delivering low-cost credit to the public free from undue regulatory duplication and burden), OTS hereby occupies the entire field of lending regulation for federal savings associations. OTS intends to give federal savings associations maximum flexibility to exercise their lending powers in accordance with a uniform federal scheme of regulation. Accordingly, federal savings associations may extend credit as authorized under federal law, including this part, without regard to state laws purporting to regulate or otherwise affect their credit activities, except to the extent provided in paragraph (c) of this section or § 560.110 of this part. For purposes of this section, 'state law' includes any state statute, regulation, ruling, order or judicial decision.

"(b) Illustrative examples. Except as provided in § 560.110 of this part, the types of state laws preempted by paragraph (a) of this section include, without limitation, state laws purporting to impose requirements regarding:

"(1) Licensing, registration, filings, or reports by creditors;

"(2) The ability of a creditor to require or obtain private mortgage insurance, insurance for other collateral, or other credit enhancements;

"(3) Loan-to-value ratios;

"(4) The terms of credit, including amortization of loans and the deferral and capitalization of interest and adjustments to the interest rate, balance, payments due, or term to maturity of the loan, including the circumstances under which a loan may be called due and payable upon the passage of time or a specified event external to the loan;

"(5) Loan-related fees, including without limitation, initial charges, late charges, prepayment penalties, servicing fees, and overlimit fees;

"(6) Escrow accounts, impound accounts, and similar accounts;

"(7) Security property, including leaseholds;

"(8) Access to and use of credit reports;

"(9) Disclosure and advertising, including laws requiring specific statements, information, or other content to be included in credit application forms, credit solicitations, billing statements, credit contracts, or other credit-related documents and laws requiring creditors to supply copies of credit reports to borrowers or applicants;

"(10) Processing, origination, servicing, sale or purchase of, or investment or participation in, mortgages;

"(11) Disbursements and repayments;

"(12) Usury and interest rate ceilings to the extent provided in 12 U.S.C. 1735f-7a and part 590 of this chapter and 12 U.S.C. 1463(g) and § 560.110 of this part; and

"(13) Due-on-sale clauses to the extent provided in 12 U.S.C. 1701j-3 and part 591 of this chapter.

the OTS under the authority of the HOLA (specifically, under section 1464 of title 12 of the United States Code), expressly preempts "all state laws affecting the lending operations of federal savings and loan associations," including California's unfair competition law to the extent it is applied to those lending operations. Plaintiffs, on the other hand, argue that their claims sound in contract and tort law, and are the kinds of claims that are not preempted by Regulation 560.2. Plaintiffs are correct.

In *Gibson*, *supra*, 103 Cal.App.4th 1291, the Fourth District Court of Appeal was presented with the same issue presented in this case, i.e., whether Regulation 560.2 preempted claims alleged under California's unfair competition law based upon allegations that the savings and loan association (1) charged borrowers for certain amounts in violation of the terms of the borrowers' deeds of trust and (2) failed to disclose that it was charging more for certain items than the association paid for those items. After a thorough analysis under United States Supreme Court precedent and under the formula suggested by the OTS, the *Gibson* court held there was no preemption.

The court in *Gibson* explained that under the relevant precedents, "[w]e '"must fairly but—in light of the strong presumption against pre-emption—narrowly construe the precise language of [the preemptive statute or regulation] and we must look to each of

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"(c) State laws that are not preempted. State laws of the following types are not preempted to the extent that they only incidentally affect the lending operations of Federal savings associations or are otherwise consistent with the purposes of paragraph (a) of this section:

"(1) Contract and commercial law;

"(2) Real property law;

"(3) Homestead laws specified in 12 U.S.C. 1462a(f);

"(4) Tort law;

"(5) Criminal law; and

"(6) Any other law that OTS, upon review, finds:

"(i) Furthers a vital state interest; and

"(ii) Either has only an incidental effect on lending operations or is not otherwise contrary to the purposes expressed in paragraph (a) of this section."

[the plaintiffs' state] law claims to determine whether it is in fact pre-empted."' [Citations.] As to each state law claim, the central inquiry is whether the legal duty that is the predicate of the claims constitutes a requirement or prohibition of the sort that federal law expressly preempts." (*Gibson*, *supra*, 103 Cal.App.4th at p. 1301.) Applying this framework to the claims before it, the *Gibson* court noted that those claims "are predicated on the duties of a contracting party to comply with its contractual obligations . . . , on the duty not to misrepresent material facts, and on the duty to refrain from unfair or deceptive business practices." (*Ibid.*) The court concluded that "[t]hose predicate duties are not requirements or prohibitions of the sort that [Regulation] 560.2 preempts. That [regulation] preempts (1) state laws that (2) either purport to regulate federal savings associations or otherwise materially affect their credit activities. The predicate duties underlying the plaintiffs' claims do not meet that description. . . . [¶] . . . [¶] . . . Instead, the duties on which the plaintiffs' claims are predicated govern, not simply the lending business, but anyone engaged in any business and anyone contracting with anyone else. On their face, they do not purport to regulate federal savings associations and are not specifically directed toward them. Nor is there any evidence that they were designed to regulate federal savings associations more than any other type of business, or that in practice they have a disproportionate impact on lending institutions. Any effect they have on the lending activities of a federal savings association is incidental rather than material." (*Id.* at p. 1302.) Therefore, the court determined that the plaintiffs' unfair competition claims, which were based upon alleged violations of contractual terms and misrepresentations, were not preempted under the relevant case law.

The *Gibson* court also found that the plaintiffs' claims were not preempted even under the three-step formula suggested by the OTS to determine whether a state law is preempted.[5] That formula was described by the OTS at the time it promulgated

[5] As in *Gibson*, *supra*, 103 Cal.App.4th at page 1302, footnote 2, we do not reach the issue whether the OTS Regulations exceed the congressional authority delegated to

Regulation 560.2 as follows: "'[T]he first step will be to determine whether the type of law in question is listed in paragraph (b) [of Regulation 560.2]. If so, the analysis will end there; the law is preempted. If the law is not covered by paragraph (b), the next question is whether the law affects lending. If it does, then, in accordance with paragraph (a), the presumption arises that the law is preempted. This presumption can be reversed only if the law can clearly be shown to fit within the confines of paragraph (c). For these purposes, paragraph (c) is intended to be interpreted narrowly. Any doubt should be resolved in favor of preemption.'" (*Gibson*, *supra*, 103 Cal.App.4th at pp. 1302-1303, quoting 61 Fed.Reg. 50951, 50966-50967 (Sept. 30, 1996).) Applying this formula to unfair competition claims based upon breach of contractual terms and misrepresentations, the *Gibson* court found that (1) the types of laws that the plaintiffs sought to enforce were not listed in paragraph (b); (2) "the laws do affect lending businesses, just as they affect any other business that enters into contracts or makes representations during the course of its operations"; and (3) the presumption of preemption is rebutted because the laws "are general contract and commercial laws that only incidentally affect lending operations." (*Id.* at p. 1303.) Thus, the court concluded that the unfair competition claims at issue in that case were not preempted under the OTS formula.

The *Gibson* court's analysis applies in the present case, with the same result. Although the unfair competition claims in this case are not pleaded with great clarity or precision, they appear to be based upon tort violations and, perhaps, contract breaches. Thus, the claims are seemingly predicated on duties that govern anyone engaged in any business and anyone contracting with anyone else, and have only an incidental effect on the lending activities of a federal savings and loan association.[6] Therefore, the claims are not preempted under case law or under the OTS three-step formula.

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the OTS, and we need not determine whether OTS pronouncements or legal opinions have any legal effect on issues of preemption.

[6] "It has long been the rule of this state that objections that a complaint is ambiguous or uncertain, or that essential facts appear only inferentially, or as conclusions

C. Applicability and Effect of Proposition 64

After the briefs were filed in this appeal, the voters of California passed Proposition 64, which amended sections 17200 and 17500 to delete language that gave any person the right to bring an action to enforce those sections for the benefit of the general public, and to add language that an action under those sections can be brought by a private plaintiff (i.e., a non-governmental prosecutor) only if that plaintiff has suffered injury in fact and has lost money or property as a result of the unfair competition. (*United Investors Life Ins. Co. v. Waddell & Reed, Inc.* (Jan. 20, 2005, B176546) ___ Cal.App.4th ___ [23 Cal.Rptr.3d 387].) The amendments to those sections took effect on November 3, 2004 (*id.*), after the briefs were filed in this appeal. We asked the parties to file supplemental briefs, under Government Code section 68081, to address whether the amendments apply to the present case and, if so, whether the matter should be remanded for possible amendment of the complaint.

1. Applicability of Proposition 64

Downey argues that Proposition 64 applies to this case because the initiative repealed the statutory right of non-injured persons to sue and therefore, under Government Code section 9606, it applies to pending cases. Downey also argues that even if Government Code section 9606 did not control, Proposition 64 applies to this case because the language of the initiative and the amended statute show that the voters intended the initiative to apply to existing lawsuits, and because the changes to the statutes are merely procedural.

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of law, or by way of recitals . . . cannot be reached on general demurrer." (*Johnson v. Mead* (1987) 191 Cal.App.3d 156, 160.) Nevertheless, if there is to be an amendment of the amended complaint, such an amendment should allege more clearly any alleged breaches of contract and misrepresentations that constitute the alleged unfair competition.

Plaintiffs contend that under well-established precedent, statutory enactments do not apply retroactively unless there is clear legislative intent to the contrary and that there is no such intent with regard to Proposition 64. They also contend that because the amendments affect standing to sue, the changes impact substantive rights and that therefore they cannot be applied retrospectively without an expressed intent to do so. Finally, they contend that Government Code section 9606 does not control in this case because Proposition 64 did not repeal the unfair competition law and because the unfair competition law is derived from common law. We need not determine the voters' intent, nor whether the amendments are procedural or substantive, because we hold that under Government Code section 9606 the amendments have immediate effect in all pending cases alleging claims under sections 17200 or 17500.[7]

Generally, there is a presumption that statutory enactments do not operate retroactively unless there is clear legislative intent to the contrary. (See, e.g., *Evangelatos v. Superior Court* (1988) 44 Cal.3d 1188, 1208 ["[B]oth this court and the Courts of Appeal have generally commenced analysis of the question of whether a statute applies retroactively with a restatement of the fundamental principle that 'legislative enactments are generally presumed to operate prospectively and not retroactively unless the Legislature expresses a different intention'"].) But by virtue of Government Code section 9606, this presumption does not apply when a statutory enactment repeals a statute that provides a purely statutory cause of action. In that instance, the enactment takes immediate effect in all pending cases—including cases in which a judgment has been entered but the matter is pending on appeal—unless the enactment contains a saving

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[7] On the day of oral argument in this case, the First District Court of Appeal issued its decision in *Californians for Disability Rights v. Mervyn's, LLC* (Feb. 1, 2005, A106199) ___ Cal.App.4th ___ [2005 WL 230019] (*Californians For Disability Rights*).) In that case, the First District held that Proposition 64 does not apply in cases pending at the time of its enactment. Plaintiffs request that we take judicial notice of that decision. Although we grant plaintiffs' request, as discussed below, we disagree with the First District's reasoning regarding the applicability of Proposition 64 to pending cases.

clause. (*Governing Board v. Mann* (1977) 18 Cal.3d 819, 829; *Northern Cal. Carpenters Regional Council v. Warmington Hercules Assocs.* (2004) 124 Cal.App.4th 296, 302; *Beckman v. Thompson* (1992) 4 Cal.App.4th 481, 489.)

Government Code section 9606 provides, "Any statute may be repealed at any time, except when vested rights would be impaired. Persons acting under any statute act in contemplation of this power of repeal." The California Supreme Court explained the rule and its application despite the general presumption against retroactivity in *Callet v. Alioto* (1930) 210 Cal. 65. The Supreme Court there stated: "It is too well settled to require citation of authority, that in the absence of a clearly expressed intention to the contrary, every statute will be construed so as not to affect pending causes of action. Or, as the rule is generally stated, every statute will be construed to operate prospectively and will not be given a retrospective effect, unless the intention that it should have that effect is clearly expressed. It is also a general rule, subject to certain limitations not necessary to discuss here, that a cause of action or remedy dependent on a statute falls with a repeal of the statute, even after the action thereon is pending, in the absence of a saving clause in the repealing statute. [Citations.] The justification for this rule is that all statutory remedies are pursued with full realization that the legislature may abolish the right to recover at any time. (Sec. 327, Pol. Code [now Gov. Code, § 9606].) *This rule only applies when the right in question is a statutory right and does not apply to an existing right of action which has accrued to a person under the rules of the common law, or by virtue of a statute codifying the common law.* In such a case, it is generally stated, that the cause of action is a vested property right which may not be impaired by legislation. In other words, the repeal of such a statute or of such a right, should not be construed to affect existing causes of action." (*Id.* at pp. 67-68, italics added.)

In holding that Proposition 64 does not apply to cases pending at the time of its enactment, the First District in *Californians For Disability Rights*, *supra*, ___ Cal.App.4th ____ [2005 WL 230019], failed to address the Supreme Court's analysis of the repeal rule in *Callet v. Alioto*, *supra*, 210 Cal. 65 or Government Code section 9606.

Instead, the appellate court stated that the holdings of cases in which courts found that the repeal of a statute terminated pending actions were based upon legislative intent to apply the repeal statute retroactively. (*Id.* at p. *4 ["In those cases, the repeal of a statute indicated legislative intent that the repeal legislation apply retroactively, thus rebutting the presumption of prospectivity"].) But that was not the basis for the Supreme Court's holding in *Callet.* Rather, the Supreme Court reasoned that when a right of action or remedy is created entirely by statute, it is not a vested property right, and under Government Code section 9606 a person pursuing that statutory right of action or remedy is on notice that their statutory right may be impaired by legislation at any time. The Supreme Court's subsequent decision in *Evangelatos v. Superior Court*, *supra*, 44 Cal.3d 1188, upon which the court in *Californians For Disability Rights* relies, does not affect this reasoning because the statute analyzed in *Evangelatos* "modified the traditional, common law 'joint and several liability' doctrine" (*id.* at p. 1192) and thus affected *vested* rights, to which the presumption of prospectivity applies—it did not repeal a statutory right of action or remedy that had not vested.

Thus, in accordance with *Callet v. Alioto*, *supra*, 210 Cal. 65, to determine whether Proposition 64 applies to this pending action, we must address two questions. First, did the existing right of action accrue to plaintiffs under the rules of the common law or by virtue of a statute codifying the common law? If it did, the repeal rule does not apply and the amendments to the unfair competition law and false advertising law do not apply in this case. Second, if the right of action accrued to plaintiffs solely by statute, did Proposition 64 repeal that statutory right? If so, the amendments apply to plaintiffs' claims.

Plaintiffs contend that the predecessor to section 17200 et seq., former Civil Code section 3369, codified the common law tort of unfair business practices, and therefore their right of action accrued by virtue of a statute codifying the common law and the repeal rule does not apply.[8] But the California Supreme Court repeatedly has held that the unfair competition tort set forth in section 17200 et seq., and its predecessor statute, "cannot be equated with the common law definition of 'unfair competition.'" (*Barquis v. Merchants Collection Assn.* (1972) 7 Cal.3d 94, 109 (*Barquis*); accord, *Cel-Tech Communications, Inc. v. Los Angeles Cellular Telephone Co.* (1999) 20 Cal.4th 163, 181, fn. 9; *Bank of the West v. Superior Court* (1992) 2 Cal.4th 1254, 1264.) Most importantly for the purposes of this case, the statute granted to persons who did not suffer competitive injury the right to bring representative actions on behalf of the general public—a right that did not exist under the common law.

As the Supreme Court explained in *Barquis*, "Although in a common law context, competitive injury originally composed an essential element of the tort of 'unfair competition,' the Legislature, by adopting [Civil Code] section 3369, broadened the scope of legal protection against wrongful business practices generally, and in so doing extended to the entire consuming public the protection once afforded only to business competitors. . . . [¶] . . . [Civil Code s]ection 3369's . . . broad proscription of 'unlawful [or] unfair ... business practice[s]' illustrates . . . a concern for wronged consumers. Moreover, the section demonstrates a clear design to protect consumers as well as competitors by its final clause, permitting inter alia, any member of the public to sue on his own behalf or on behalf of the public generally. If the Legislature had been solely concerned with protection against the evil of unfair competitive advantage, it would certainly have more narrowly circumscribed the class of persons permitted to institute such actions." (*Barquis*, *supra*, 7 Cal.3d at pp. 109-110, fn. omitted; see also *Bank of the West v. Superior Court*, *supra*, 2 Cal.4th at p. 1264 [the primary purpose of the statutory unfair competition law was to extend to consumers the protection afforded only to business competitors under the common law; "[t]he common law tort of unfair

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[8] Plaintiffs do not refer to section 17500 et seq.

competition, which required a showing of competitive injury, did not provide an effective remedy for consumers"].)

These authorities demonstrate that the right to sue for unfair competition (as well as for false advertising) on behalf of the general public without injury to the plaintiff did not exist at common law. Therefore, Proposition 64 applies in this case if it repealed that right and did not include a saving clause.

Plaintiffs do not contend that Proposition 64 included a saving clause. Instead they argue that Proposition 64 does not apply because it merely added new substantive standing requirements for bringing claims under the unfair competition law, and did not repeal—as that term is used in Government Code section 9606—the unfair competition cause of action or the remedies provided thereunder. But Proposition 64 did not add *new* standing requirements—it limited the broad standing provided by statute by *eliminating* standing for persons, other than government prosecutors, who did not suffer actual injury. Moreover, the fact that unfair competition and false advertising causes of action and remedies remain available for those who meet the standing requirements is irrelevant, because the repeal rule of Government Code section 9606 applies even when a statutory enactment results in a partial, rather than a complete, repeal of an existing statute. (See *Governing Board v. Mann*, *supra*, 18 Cal.3d at p. 828 [new statute effected partial repeal of existing statute]; *Brenton v. Metabolife International, Inc.* (2004) 116 Cal.App.4th 679, 690 [new statute effected partial repeal of existing statute].) Therefore, Proposition 64 applies to this case, and plaintiffs cannot maintain this action unless they have "suffered injury in fact and ha[ve] lost money or property as a result of [the alleged] unfair competition." (§ 17204, as amended; see also § 17535, as amended.)

2. *Leave to Amend Complaint*

Plaintiffs do not allege in their amended complaint that they suffered injury in fact or that they have lost money or property as a result of Downey's alleged unfair competition. Thus, the complaint, *as alleged*, fails to state a cause of action under sections 17200 or 17500. Although plaintiffs do not assert that they can allege facts to meet the standing requirements under the amended statutes, they argue that they should be allowed to amend the complaint to substitute an affected plaintiff to preserve the claims of the represented group. Downey, on the other hand, argues that plaintiffs should not be permitted to substitute new plaintiffs because substitution should be allowed only when the original plaintiff in unable to prosecute the lawsuit due to a technical defect, and in this case plaintiffs' inability to prosecute stems from the voters' will to eliminate unfair competition lawsuits prosecuted by uninjured plaintiffs.

Code of Civil Procedure section 473 provides that a court may "in furtherance of justice, and on any terms as may be proper, allow a party to amend any pleading or proceeding by adding or striking out the name of any party." California courts repeatedly have recognized that "'[t]here is a policy of great liberality in permitting amendments to the pleadings at any stage of the proceedings.'" (*Berman v. Bromberg* (1997) 56 Cal.App.4th 936, 945; see also *Hirsa v. Superior Court* (1981) 118 Cal.App.3d 486, 488-489.) California courts also have recognized the well-established policy to decide cases on their merits. (See, e.g., *Jensen v. Royal Pools* (1975) 48 Cal.App.3d 717, 720, and cases cited therein.) In recognition of these policies, the California Supreme Court and courts of appeal have permitted amendments to substitute new plaintiffs under certain circumstances when the named plaintiffs are not able to maintain the alleged claims, so long as the amendment does not present an entirely new set of facts and the defendant is not prejudiced.

For example, in *Klopstock v. Superior Court* (1941) 17 Cal.2d 13, the Supreme Court affirmed the trial court's order allowing the substitution of a new plaintiff when the original plaintiff was found not to be a proper party. The court explained, "In the present case [the original] plaintiff . . . sought on behalf of the corporation to enforce against the defendants exactly the same liability which is the basis for the relief now sought on behalf of the corporation. . . . The defendants have been fully apprised since the filing of the original complaint of the facts which are relied upon to state a right to relief against them in behalf of the corporation." (*Id.* at p. 21.) Similarly, in *La Sala v. American Sav. & Loan Assn.* (1971) 5 Cal.3d 864, the Supreme Court ruled that substitution of a new named plaintiff is permitted in a class action when the original named plaintiff has been rendered unqualified to represent the class. (*Id.* at p. 872.) And in *Jensen v. Royal Pools, supra,* 48 Cal.App.3d 717, this court approved the substitution of new plaintiffs and held that the claims related back to the filing of the original complaint when the original plaintiff was found to have no standing to prosecute the action as a result of a court decision that was issued after the original complaint had been filed.

These decisions make clear that substitution of new plaintiffs *may* be allowed under the circumstances of this case. The issue of granting leave to amend requires consideration of various factors, such as prejudice to the defendant. (See, e.g., *Magpali v. Farmers Group, Inc.* (1996) 48 Cal.App.4th 471, 486-487; 5 Witkin, Cal. Procedure (4th ed. 1997) Pleading, §§ 1113-1135, pp. 568-592.) Because that issue was not before the trial court at the time it granted the motion for judgment on the pleadings and dismissed the case, we remand the matter to the trial court to determine whether, if there is a request to amend the amended complaint, the circumstances of this case warrant granting leave to amend.

DISPOSITION

The judgment is reversed and the matter is remanded to the trial court to exercise its discretion regarding whether to grant leave to amend the amended complaint if there is a request for such amendment. The parties shall bear their own costs on appeal.

CERTIFIED FOR PUBLICATION

MOSK, J.

We concur:

ARMSTRONG, Acting P.J.

KRIEGLER, J.*

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* Judge of the Superior Court of Los Angeles County, assigned by the Chief Justice pursuant to article VI, section 6, of the California Constitution.

MEREDITH N. LANDY (SB #136489)
DALE EDMONDSON (SB #189793)
JESSICA A. HOOGS (SB #227011)
O'MELVENY & MYERS LLP
2765 Sand Hill Road
Menlo Park, California 94025
Telephone: (650) 473-2671
Facsimile: (650) 473-2601

DANIEL A. POLLACK (*Pro Hac Vice*)
EDWARD McDERMOTT (*Pro Hac Vice*)
ANTHONY ZACCARIA (*Pro Hac Vice*)
POLLACK & KAMINSKY
114 West 47th Street
New York, NY 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560

Attorneys for Defendants
FRANKLIN RESOURCES, FRANKLIN ADVISERS, INC., FRANKLIN TEMPLETON DISTRIBUTORS, INC., TEMPLETON GLOBAL ADVISORS, LTD., FRANKLIN ADVISORY SERVICES, LLC, FRANKLIN MUTUAL ADVISERS, LLC, AND FRANKLIN TEMPLETON SERVICES, LTD

UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

SUSAN STRIGLIABOTTI, et al., for the use and benefit of THE TEMPLETON GROWTH FUND, et al.,

Plaintiffs,

v.

FRANKLIN RESOURCES, INC., et al.,

Defendants.

Case No. C-04-0883 SI

CERTIFICATE OF SERVICE

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CERTIFICATE OF SERVICE

I, Peggy Schwarz, declare:

I am a resident of the State of California and over the age of eighteen years, and not a party to the within action; my business address is Embarcadero Center West, 275 Battery Street, Suite 600, San Francisco, California 94111. On February 9, 2005, I served the within documents:

1. **STATEMENT OF RECENT DECISION PURSUANT TO LOCAL RULE 7.3(d)** and
2. **CERTIFICATE OF SERVICE.**

The above document(s) to be served were delivered to the appropriate parties, on February 9, 2005 by the following delivery method:

☒ by putting a true and correct copy thereof, together with an signed copy of this declaration in a sealed envelope with postage thereon fully prepaid, in the United States mail at Menlo Park, California addressed as set forth below. I am readily familiar with the firm's practice of collecting and processing correspondence for mailing. Under that practice it would be deposited with the U.S. Postal Service on that same day with postage thereon fully prepaid in the ordinary course of business. I am aware that on motion of the party served, service is presumed invalid if the postal cancellation date or postage meter date is more than one day after date of deposit for mailing in affidavit.

☐ by putting a true and correct copy thereof, together with an unsigned copy of this declaration, in a sealed envelope designated by the carrier, with delivery fees paid or provided for, for delivery the next business day to the person(s) listed above, and placing the envelope for collection today by the overnight courier in accordance with the firm's ordinary business practices. I am readily familiar with this firm's practice for collection and processing of overnight courier correspondence. In the ordinary course of business, such correspondence collected from me would be processed on the same day, with fees thereon fully prepaid, and deposited that day in a box or other facility regularly maintained by Federal Express, which is an express carrier.

Gary Gotto, Esq.
Ron Kilgard, Esq.
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012

Co-Counsel for Plaintiffs

Michael J. Brickman, Esq.
James C. Bradley, Esq.
Nina H. Fields, Esq.
RICHARDSON, PATRICK,
WESTBROOK & BRICKMAN LLC
174 East Bay Street
Charleston, SC 29401

Co-Counsel for Plaintiffs

Guy M. Burns, Esq.
Jonathan S. Coleman, Esq.
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR,
RUPPEL & BURNS, LLP
403 East Madison Street, Suite 400
Tampa, FL 33602

Co-Counsel for Plaintiffs

I declare under penalty of perjury under the laws of the State of California the above is true and correct.

Executed on February 9, 2005, at San Francisco, California.



Peggy Schwarz

SF1:574321.1

MEREDITH N. LANDY (SB #136489)
DALE EDMONDSON (SB #189793)
JESSICA A. HOOGS (SB #227011)
O'MELVENY & MYERS LLP
2765 Sand Hill Road
Menlo Park, California 94025
Telephone: (650) 473-2671
Facsimile: (650) 473-2601

DANIEL A. POLLACK (*Pro Hac Vice*)
EDWARD McDERMOTT (*Pro Hac Vice*)
ANTHONY ZACCARIA (*Pro Hac Vice*)
POLLACK & KAMINSKY
114 West 47th Street
New York, NY 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560

Attorneys for Defendants
FRANKLIN RESOURCES, FRANKLIN ADVISERS, INC., FRANKLIN TEMPLETON DISTRIBUTORS, INC., TEMPLETON GLOBAL ADVISORS, LTD., FRANKLIN ADVISORY SERVICES, LLC, FRANKLIN MUTUAL ADVISERS, LLC, AND FRANKLIN TEMPLETON SERVICES, LTD

UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

SUSAN STRIGLIABOTTI, et al., for the use and benefit of THE TEMPLETON GROWTH FUND, et al.,

Plaintiffs,

v.

FRANKLIN RESOURCES, INC., et al.,

Defendants.

Case No. C-04-0883 SI

STATEMENT OF RECENT DECISION PURSUANT TO LOCAL RULE 7.3(d)

1 With respect to Defendants' Motion to Dismiss First Amended Complaint, currently
2 pending before the Court:
3 On February 10, 2005, the Court of Appeal of the State of California, Fourth Appellate
4 District, issued its opinion in *Benson v. Kwikset Corp.*, No. G030956. A copy of the opinion is
5 attached hereto as Exhibit A. This case relates to Counts IX and X of the First Amended
6 Complaint.
7
8 Dated: February 10, 2005

9 MEREDITH N. LANDY
DALE M. EDMONDSON
10 JESSICA A. HOOGS
O'MELVENY & MYERS LLP
11

12 By: /s/ Jessica A. Hoogs
13 Jessica A. Hoogs

14 Daniel A. Pollack (*Pro Hac Vice*)
Edward McDermott (*Pro Hac Vice*)
15 Anthony Zaccaria (*Pro Hac Vice*)
POLLACK & KAMINSKY
16 114 West 47th Street
New York, NY 10036
17 Telephone: (212) 575-4700
18 Facsimile: (212) 575-6560

19 Attorneys for Defendants
20 Franklin Resources, Franklin Advisors, Inc.,
Franklin Templeton Distributors, Inc.,
21 Templeton Global Advisors, LTD, Franklin
Advisory Services LLC, Franklin Mutual
22 Advisors, LLC, and Franklin Templeton
Services, LLC
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SEC MAIL
RECEIVED
FEB 1 5 2005
202
SECTION
WASH., D.C.

EXHIBIT A

Filed 2/10/05

CERTIFIED FOR PUBLICATION

IN THE COURT OF APPEAL OF THE STATE OF CALIFORNIA

FOURTH APPELLATE DISTRICT

DIVISION THREE

JAMES BENSON, Plaintiff and Appellant, v. KWIKSET CORPORATION et al., Defendants and Appellants.	G030956 (Super. Ct. No. 00CC01275) O P I N I O N

Appeals from a judgment and postjudgment order of the Superior Court of Orange County, Raymond J. Ikola, Judge. Requests for judicial notice. Motion to vacate the judgment. Motion to vacate the judgment granted in part. Judgment and postjudgment order affirmed in part and vacated in part, and remanded with directions. Requests for judicial notice granted.

The Cuneo Law Group, Jonathan W. Cuneo, Michael G. Lenett; Cuneo Waldman & Gilbert, Jonathan W. Cuneo, Michael G. Lenett; Soltan and Associates, Venus Soltan; Milberg Weiss Bershad Hynes & Lerach, William S. Lerach, Elizabeth J. Arleo and Kevin K. Green for Plaintiff and Appellant.

Bill Lockyer, Attorney General, Richard M. Frank, Chief Assistant Attorney General, Herschel T. Elkins, Assistant Attorney General, Ronald A. Reiter and

Benjamin G. Diehl, Deputy Attorneys General, for California Attorney General as Amicus Curiae on behalf of Plaintiff and Appellant.

Jones, Bell, Abbott, Fleming & Fitzgerald, Michael J. Abbott, Fredrick A. Rafeedie and William M. Turner for Defendants and Appellants and for Amicus Curiae Leatherman Tool Group, Inc. on behalf of Defendants and Appellants.

* * *

In 2000, plaintiff James Benson, on behalf of the general public, sued defendants Kwikset Corporation, its parent corporation, Black & Decker Corporation (collectively defendants), plus Technolock, S. A. de C. V. (Technolock) for restitution and injunctive relief under the unfair competition law (Bus. & Prof. Code, § 17200) and the false advertising law (Bus. & Prof. Code, § 17500; section 17500; all further statutory references are to the Business and Professions Code unless otherwise indicated). Plaintiff alleged defendants violated statutory provisions prohibiting the marketing or sale of merchandise with "Made in U.S.A" or similar labels when the merchandise either contained foreign-made parts or involved foreign manufacture.

After a December 2001 trial, the superior court found defendants had marketed products in packaging that contained misleading country of origin labels. The trial court entered a judgment for plaintiff enjoining defendants' use of inaccurate labels, and also ordering them to allow retailers and distributors to return mislabeled products for either a refund or replacement. As to Technolock, the court entered judgment in its favor.

Subsequently, the court entered an order awarding plaintiff the statutorily authorized costs, plus his attorney fees under Code of Civil Procedure section 1021.5. But the court denied plaintiff's request to include in the fee award certain other litigation expenses that could not be recovered as costs. The court awarded Technolock its costs.

Both parties filed appeals. Defendants' appeal from the judgment challenges the constitutionality and applicability of section 17533.7, which makes it unlawful "to sell or offer for sale . . . any merchandise on which . . . there appears the words 'Made in U.S.A.' . . . or similar words when the merchandise or any article, unit, or part thereof, has been entirely or substantially made, manufactured, or produced outside of the United States." They also attack the trial court's interpretation of Civil Code section 1770, subdivision (a)(4) (1770(a)(4)), which declares the use of "deceptive representations . . . of geographic origin in connection with goods and services" as unlawful. Defendants additionally contend plaintiff failed to present legally adequate extrinsic evidence to establish their labels were likely to mislead the reasonable consumer.

For his part, plaintiff appeals from both the judgment and postjudgment order. On the judgment, he attacks the trial court's declaration that the Federal Trade Commission Act (15 U.S.C. § 45 et seq.) cannot serve as a predicate statute for an unfair competition law claim, and the extent of the restitutionary relief awarded by the trial court. As for the postjudgment costs order, plaintiff argues the trial court erred both in awarding Technolock costs and in denying an award of his own out-of-pocket litigation expenses that were not recoverable as costs.

In our original opinion, filed June 30, 2004, we rejected both parties' claims and affirmed the judgment and the postjudgment order. But after issuing that opinion, we granted a rehearing on our own motion to further consider the question of whether Code of Civil Procedure section 1021.5 may be construed to authorize recovery of expenses other than the prevailing party's attorney fees.

During this time, on November 2, 2004, the electorate approved Proposition 64. This ballot proposition amends both the unfair competition law and the false advertising law in two respects relevant to this case. First, Proposition 64 amended sections 17204 and 17535 to require a private plaintiff seeking to maintain an action for injunctive or restitutionary relief to establish he or she "has suffered injury in fact and has lost money or property." (Prop. 64, §§ 3 & 5.) Second, the ballot proposition amended sections 17203 and 17535 to prohibit a private plaintiff from maintaining the lawsuit as a representative action unless it both satisfies the foregoing standing requirement and "complies with Section 382 of the Code of Civil Procedure . . . ." (Prop. 64, §§ 2 & 5.)

Defendants then filed a motion seeking to vacate the trial court's judgment and enter an order dismissing the action on the ground Proposition 64 eliminated the statutory authority for plaintiff to maintain this action. We conclude the amendments implemented by Proposition 64 apply to this action and order the judgment and postjudgment order vacated. However, because plaintiff asserts he can satisfy the ballot proposition's new requirements, we shall remand the case to the superior court with directions to afford plaintiff an opportunity to amend his complaint to allege facts establishing he has standing and is able to comply with Code of Civil Procedure section 382. If plaintiff can successfully amend the complaint, the trial court shall conduct further proceedings limited to the determination of whether plaintiff can prove he has standing and can maintain this lawsuit as a representative action. In the event plaintiff successfully does so, the original judgment shall be reimposed and the balance of our opinion shall stand as resolution of the issues previously raised by the parties. In the event plaintiff is unable either to successfully amend his complaint or prove he has standing, the court is directed to enter a judgment dismissing the action.

FACTUAL AND PROCEDURAL BACKGROUND

Kwikset manufactures and sells hardware described as locksets, which can include deadbolts, doorknob sets, door lever sets, and door handle sets. It has several plants located throughout the United States, plus one in Mexico. Between 1996 and 2000, Kwikset manufactured and sold 35 different varieties of locksets. Plaintiff presented evidence that defendants' attached labels to these products stating "Made in U.S.A.," "All American Made," or making similar representations. However, some of these products included screws and pins made in Taiwan, a latch assembly that was sub-assembled at defendants' Mexico plant, or both foreign made parts and assembly.

Plaintiff testified a product label stating "Made in the USA" meant to him "that whatever is in that package should be made – the parts, labor, and the whole component should be made in [the] USA." He purchased Kwikset products "[b]ecause they had a reputation for being . . . quality product[s], and I was aware they were made in the USA." Based on what he subsequently learned about the manufacture of Kwikset's products, he did not believe its country of origin labels were honest.

Plaintiff also called two other witnesses who had purchased Kwikset products. Both witnesses testified a "Made in U.S.A." or similar label was an important factor in their purchasing decision, they interpreted the label to mean all of the parts and all of the labor used to manufacture the product occurred here, and felt they had been deceived by the country of origin labels on Kwikset's products.

After plaintiff filed this action, Kwikset decided to stop using country of origin labels on its products, completing the process of removing them from products distributed in California by October 2000. In addition, because of a subsequent and unrelated investigation by the United States Federal Trade Commission, defendants entered into a consent order that precludes them from: (1) representing "in any manner . . . the extent to which any . . . product" distributed in interstate commerce "is made in the United States" unless "all, or virtually all, of the component parts of such product are made in the United States and all, or virtually all, of the labor in manufacturing such product is performed in the United States"; and (2) using "the legend 'All American Made,' . . . or otherwise represent[ing] that a product is entirely made in the United States unless such product is in fact 100% made in the United States."

After trial in this case, the court issued a 21-page statement of decision. It rejected plaintiff's reliance on the Federal Trade Commission Act, concluding the act did not provide a private right of action. As for section 17533.7, the court recognized it "is an extremely strict statute" but rejected defendants' claim the law was unconstitutional. It construed the section as precluding a "'Made in USA' label where the 'merchandise' is entirely or substantially foreign," or "where any 'article, unit, or part thereof' is entirely or substantially foreign." Applying this construction, the court found certain Kwikset products manufactured between 1996 and 2000, at one point or another bore unlawful country of origin labeling because the products contained either "a screw or pin made 'entirely . . . outside of the United States,'" or had a "latch assembly that was sub-assembled in Mexico . . . ."

The court also found Civil Code section 1770(a)(4) applied, but since this statute was "not [as] strict," a violation of it would occur only when, viewing "the labeling from the perspective of those consumers for whom the geographic designation is important," "the merchandise as a whole is deceptively labeled." Under this construction, the court concluded "locksets that incorporate only a few screws or pins made in Taiwan are not deceptively labeled with a 'Made in USA' label, but are deceptively labeled with an 'All American Made' label." In addition, "a lockset incorporating a latch assembly that was sub-assembled in Mexico is deceptively labeled with either designation." The court identified several Kwikset products containing labels that violated Civil Code section 1770(a)(4). With respect to section 17500, the trial court "applie[d] the same analysis . . . as . . . the alleged violation of section 1770[(a)(4)]."

Although recognizing defendants "ceased all use of the USA designation on all of their locksets" in early 2000, "the court conclude[d] that it is appropriate to assure compliance with . . . California [law] . . . by enjoining defendants . . . from labeling any lockset intended for sale in the State of California 'All American Made,' or 'Made in USA,' or similar unqualified language, if such lockset contains any article, unit, or part that is made, manufactured, or produced outside of the United States." In addition, the court ordered defendants to notify "retailers, dealers and distributors" in California "that any lockset in the[ir] . . . inventory that contains the 'Made in USA' or 'All American Made' or similar designation may be returned . . . for replacement with an equivalent item in compliant packaging, or . . . a refund of the original purchase price." However, balancing the equities, the court declined to "order a return or refund program as to the ultimate consumers . . . ."

DISCUSSION

PROPOSITION 64

Introduction

As noted, during the pendency of this appeal, the electorate approved Proposition 64. Before this proposition's passage, the Legislature had enacted liberal standing requirements for actions brought under both the unfair competition law and the false advertising law. These laws authorized certain public prosecutors "or . . . any person acting for the interests of itself, its members or the general public" to bring an action enjoining another from engaging in unfair competition or to seek restitution of "any money or property . . . which may have been acquired by means of . . . unfair competition" (former § 17203; see also former § 17535). Thus, contrary to the generally applicable principle that "[e]very action must be prosecuted in the name of the real party in interest" (Code Civ. Proc., § 367), the Legislature had authorized injunctive and restitutionary relief in this context "without individualized proof of deception, reliance and injury. [Citations.]" (*Massachusetts Mutual Life Ins. Co. v. Superior Court* (2002) 97 Cal.App.4th 1282, 1288; see also *Korea Supply Co. v. Lockheed Martin Corp.* (2003) 29 Cal.4th 1134, 1143; *Committee on Children's Television, Inc. v. General Foods Corp.* (1983) 35 Cal.3d 197, 211.)

In addition, also contrary to the general rule that representative actions may only be maintained as provided in Code of Civil Procedure section 382, the Legislature authorized individuals to maintain actions under the unfair competition law and the false advertising law on behalf of the general public even though the litigation is not certified as a class action. (*Kraus v. Trinity Management Services, Inc.* (2000) 23 Cal.4th 116, 126, fn. 10; see also *Massachusetts Mutual Life Ins. Co. v. Superior Court, supra,* 97 Cal.App.4th at p. 1290, fn. 3.)

Proposition 64 became effective the day after its approval by the electorate. (Cal. Const., art. II, § 10, subd. (a).) Now sections 17204 and 17535 permit the filing of an injunctive or restitutionary relief action only by certain public prosecutors and "any person who has suffered injury in fact and has lost money or property as a result of" unfair competition or false advertising. (§§ 17204 & 17535.) In addition, sections 17203 and 17535 now authorize persons other than public prosecutors to "pursue representative claims or relief on behalf of others only if the claimant meets the [foregoing] standing requirements . . . and complies with Section 382 of the Code of Civil Procedure [specifying the requirements for a class action] . . . ." (§§ 17203 & 17535.)

Based on Proposition 64, defendants seek to vacate the trial court's judgment and postjudgment order with directions to enter a dismissal of the action, contending "the statutory authority that permitted plaintiff . . . to prosecute this action . . . has been withdrawn . . . ." Plaintiff opposes this motion, relying on the general rule that legislative changes apply prospectively and arguing Proposition 64 "does not apply" in this circumstance.

The Statutory Right Repeal Doctrine

As plaintiff notes, "It is a widely recognized legal principle . . . that in the absence of a clear legislative intent to the contrary statutory enactments apply prospectively." (*Evangelatos v. Superior Court* (1988) 44 Cal.3d 1188, 1193-1194; see also *Aetna Cas. & Surety Co. v. Ind. Acc. Com.* (1947) 30 Cal.2d 388, 393.) """"The rule has been expressed in varying degrees of strength but always of one import, that a retrospective operation will not be given to a statute which interferes with antecedent rights . . . unless such be "the unequivocal and inflexible import of the terms, and the manifest intention of the legislature."""" [Citations.]" (*Myers v. Philip Morris Companies, Inc.* (2002) 28 Cal.4th 828, 840.) While this case involves a statutory amendment resulting from the electorate's approval of an initiative measure, the ordinary rules of statutory construction still apply. (*Evangelatos v. Superior Court, supra,* 44 Cal.3d at p. 1212.)

But "[a]lthough the courts normally construe statutes to operate prospectively, the courts correlatively hold under the common law that when a pending action rests solely on a statutory basis, and when no rights have vested under the statute, 'a repeal of such a statute without a saving clause will terminate all pending actions based thereon.' [Citation.]" (*Governing Board v. Mann* (1977) 18 Cal.3d 819, 829, quoting *Southern Service Co., Ltd. v. Los Angeles* (1940) 15 Cal.2d 1, 11-12.) "'The justification for this rule is that all statutory remedies are pursued with full realization that the legislature may abolish the right to recover at any time.' [Citation.]" (*Governing Board v. Mann, supra,* 18 Cal.3d at p. 829; see also Gov. Code, § 9606 ["Persons acting under any statute act in contemplation of (the Legislature's) power of repeal"].)

Thus, while "'every statute will be construed to operate prospectively and will not be given a retrospective effect, unless the intention that it should have that effect is clearly expressed,'" the general rule is that "'a cause of action or remedy dependent on a statute falls with a repeal of the statute, even after the action thereon is pending, in the absence of a saving clause in the repealing statute. [Citations.]'" (*Governing Board v. Mann, supra,* 18 Cal.3d at p. 829, quoting *Callet v. Alioto* (1930) 210 Cal. 65, 67.)

In 2000, plaintiff clearly had standing to file and maintain a representative action against defendants under the unfair competition law and the false advertising law. But during the pendency of the parties' appeals from the judgment and postjudgment order, the electorate approved Proposition 64, altering the statutory landscape. The ballot measure does not contain a provision either expressly or impliedly precluding its application to pending matters. Now plaintiff must plead and prove he has suffered injury in fact to establish his right to seek injunctive and restitutionary relief under these laws. Further, to maintain the suit as a representative action, plaintiff must also comply with Code of Civil Procedure section 382.

While the statutory amendments wrought by Proposition 64 only became effective during the pendency of these appeals, since plaintiff has not yet converted his causes of action to a final judgment, the amendments apply here. (*Penziner v. West American Finance Co.* (1937) 10 Cal.2d 160, 170.) "'If final relief has not been granted before the repeal goes into effect it cannot be granted afterwards, even if a judgment has been entered and the cause is pending on appeal. The reviewing court must dispose of the case under the law in force when its decision is rendered.'" (*Southern Service Co., Ltd. v. Los Angeles, supra,* 15 Cal.2d at p. 12; see also *Chapman v. Farr* (1982) 132 Cal.App.3d 1021, 1024 [usury action; constitutional amendment excluding certain lenders applied to action pending on appeal when amendment became effective].) Though the result may seem harsh and unfair, it is no more so than the Supreme Court's decision in *Southern Service Co. Ltd. v. Los Angeles, supra,* 15 Cal.2d 1 to reverse a judgment awarding a plaintiff-taxpayer recovery of illegally collected taxes based on the Legislature's enactment of a law precluding such recovery unless the taxpayer made the payment under protest. Nor is the result in this case any more harsh or unfair than the Court of Appeal's decision in *Chapman v. Farr, supra,* 132 Cal.App.3d 1021, which reversed the judgment in an action for usury awarding a plaintiff-borrower damages plus injunctive and restitutionary relief based on the electorate's subsequent approval of a referendum that excluded from the usury law real estate loans made or arranged by licensed brokers.

Plaintiff contends the statutory repeal principle is inapplicable because Proposition 64 "does not repeal a cause of action or remedy," but merely "adds substantive standing and class action requirements." (Fn. omitted.) We disagree.

First, standing to sue goes to the very existence of a cause of action. (*Parker v. Bowron* (1953) 40 Cal.2d 344, 351.) To be a real party in interest as required by Code of Civil Procedure section 382, one generally must establish "an actual and substantial interest" in the litigation's subject matter that would be either beneficially or adversely affected by the court's decision. (*County of Alameda v. State Bd. of Control* (1993) 14 Cal.App.4th 1096, 1103.) Without the standing required under the amended versions of sections 17204 and 17535, plaintiff has no cause of action under either the unlawful competition law or the false advertising law. "A repeal of the statute, or an amendment thereof, resulting in a repeal of the statutory provision under which the cause of action arose wipes out the cause of action unless the same has been merged into a final judgment. [Citation.]" (*Wolf v. Pacific Southwest etc. Corp.* (1937) 10 Cal.2d 183, 185.)

In *Younger v. Superior Court* (1978) 21 Cal.3d 102, the Supreme Court applied the rule to a legislative amendment changing which entity had the power to destroy arrest and conviction records for marijuana possession. As originally enacted, the law authorized the superior court to issue records-destruction orders. But during the pendency of the Supreme Court's review of a mandamus petition, the Legislature amended the law to authorize the Department of Justice to order destruction of the records. The Supreme Court rejected a claim the legislative amendment constituted only "a matter of form rather than substance." (*Id.* at p. 109.) "We deal here with a question of jurisdiction. S.B. 95 vested respondent superior court with jurisdiction–to order destruction of records–where none existed before; [RPI] invoked such jurisdiction by his petition for a destruction order; and A.B. 3050 now removes that jurisdiction from respondent court. For present purposes it is irrelevant that A.B. 3050 also grants similar powers to an agency of the executive branch; the fact remains that the Legislature has revoked the statutory grant of jurisdiction for this proceeding, and has vested it in no other court." (*Id.* at p. 110, italics omitted.)

Second, it is the substance of the legislation that determines whether it constitutes a repeal, and the legislative body need not expressly declare the change is a repeal. (*Southern Service Co., Ltd. v. Los Angeles, supra,* 15 Cal.2d at p. 13.) For example, *Governing Board v. Mann, supra,* 18 Cal.3d 819 applied the repeal doctrine to bar a school district's use of an Education Code provision authorizing it to seek a judicial decree permitting the summary termination of a teacher convicted of possessing marijuana. The court relied on the Legislature's subsequent enactment of a Health and Safety Code section that precluded public agencies from sanctioning persons based on prior marijuana possession arrests or convictions. "Although the new enactment does not specifically refer to [Education Code] section 13403 . . ., and although repeals by implication are not favored [citation], when, as here, a subsequently enacted specific statute directly conflicts with an earlier, more general provision, it is settled that the subsequent legislation effects a limited repeal of the former statute to the extent that the two are irreconcilable. [Citations.] Accordingly, at present plaintiff school district enjoys no statutory authority to dismiss Mann on the basis of his past possession of marijuana conviction." (*Governing Board v. Mann, supra,* 18 Cal.3d at p. 828.)

The mere fact Proposition 64 amends only portions of the unfair competition law and the false advertising law does not preclude application of the repeal principle. In *People v. Rossi* (1976) 18 Cal.3d 295, the Supreme Court applied the doctrine to reverse a not yet final conviction under Penal Code section 288a where an amendment enacted while the defendant's appeal was pending deleted the proscription against consensual oral copulation, but left the crime intact where the act is committed in other specified circumstances. (*Id.* at p. 304.) Similarly, several recent appellate decisions have employed the repeal principle to limit the use of motions to dismiss an action as a strategic lawsuit against public participation (Code Civ. Proc., § 425.16; anti-SLAPP) in cases where recently enacted Code of Civil Procedure section 425.17 applies. (*Northern Cal. Carpenters Regional Council v. Warmington Hercules Assocs.* (2004) 124 Cal.App.4th 296, 301-302; *Physicians Com. For Responsible Medicine v. Tyson Foods* (2004) 119 Cal.App.4th 120, 125-126; *Brenton v. Metabolife International, Inc.* (2004) 116 Cal.App.4th 679, 690.) Section 425.17 limits the type of cases where an anti-SLAPP motion can be filed, but does not repeal that statutory procedure altogether.

Plaintiff also contends the repeal principle only applies to legislation that "changes the legal status of the conduct" which "the Legislature [has] determine[d] . . . should no longer be legally prohibited or tainted . . . ." (Underlining omitted.) Again, we disagree. As the Supreme Court recognized in *Governing Board v. Mann, supra,* 18 Cal.3d 819, the repeal principle "has never been confined solely to criminal or quasi-criminal matters." (Id. at p. 830, fn. omitted.) Cases have applied the repeal principle to legislative changes eliminating a statutory remedy such as occurred in this case. (*International etc. Workers v. Landowitz* (1942) 20 Cal.2d 418, 423 [repeal of statute authorizing enforcement of "fair competition" laws]; *Southern Service Co., Ltd. v. Los Angeles, supra,* 15 Cal.2d at pp. 11-12 [repeal of statute authorizing action to recover illegal taxes paid without protest]; *Wolf v. Pacific Southwest etc. Corp., supra,*

10 Cal.2d at p. 185 [applying amendment to usury law exempting personal property brokers to pending action]; *City of Sonora v. Curtin* (1902) 137 Cal. 583, 589 [implied repeal of statute granting municipalities right to collect license fees].)

Noting the repeal principle is limited to rights or remedies created solely by statute (*Callet v. Alioto, supra,* 210 Cal. at pp. 67-68), plaintiff argues actions under the unfair competition law's and false advertising law's statutory predecessor (former Civ. Code, § 3369) "codified the common law tort of unfair business competition . . . ." Prior Supreme Court decisions have rejected this proposition.

"The common law tort of unfair competition is generally thought to be synonymous with the act of 'passing off' one's goods as those of another. The tort developed as an equitable remedy against the wrongful exploitation of trade names and common law trademarks that were not otherwise entitled to legal protection. [Citation.]" (*Bank of the West v. Superior Court* (1992) 2 Cal.4th 1254, 1263.) "In contrast, statutory 'unfair competition' extends to all unfair and deceptive business practices. For this reason, the statutory definition of 'unfair competition' 'cannot be equated with the common law definition . . . .' [Citation.]" (*Id.* at p. 1264, quoting *Barquis v. Merchants Collection Assn.* (1972) 7 Cal.3d 94, 109; see also *Cel-Tech Communications, Inc. v. Los Angeles Cellular Telephone Co.* (1999) 20 Cal.4th 163, 181-182, fn. 9 [citing *Barquis* to reject claim "the unfair competition law did nothing more than codify the common law"].)

Furthermore, as discussed above, Proposition 64 repeals the unfair competition law's and false advertising law's broad standing principles. That liberal standing rule is purely a creature of statute, not the common law that limited the right to sue to "only the owner of the legal right." (4 Witkin, Cal. Procedure (4th ed. 1997) Pleading, § 103, p. 162.) Thus, Proposition 64's amendments to require injury-in-fact for a private plaintiff to maintain an injunctive or restitutionary relief action under the unfair competition law or the false advertising law, and also requiring such a party to comply with Code of Civil Procedure section 382 to maintain it as a representative action, apply to this case.

We recognize that in *Californians for Disability Rights v. Mervyn's, LLC* (Feb. 1, 2005, A106199) ___ Cal.App.4th ___ [2005 WL 230019], the First District reached a contrary result on the applicability of Proposition 64 to pending litigation. However, we find the reasoning of that opinion unpersuasive. Relying on the California Supreme Court's decision in *Evangelatos v. Superior Court, supra,* 44 Cal.3d 1188, *Californians for Disability Rights* declared legislative amendments are prospective in operation absent a clear intent that the change apply retroactively. "'[T]he absence of any express provisions directing retroactive application strongly supports prospective operation of the measure.' [Citation.]" (*Californians for Disability Rights v. Mervyn's, LLC, supra,* ___ Cal.App.4th at p. ___ [2005 WL 230019 at p. 2].)

The First District's reasoning reflects a fundamental misunderstanding of the repeal principle. This doctrine is premised on the recognition that certain rights or remedies exist solely because of legislative action, and one who seeks to enforce such a right or remedy does so in recognition of the Legislature's power to abolish it at any time. (Gov. Code, § 9606.) In this circumstance, the right or remedy abates, i.e., it is abolished by a repeal unless the repealing act contains a savings clause or one has acquired a vested right by converting that right or remedy to a final judgment. "'The unconditional repeal of a special remedial statute without a saving clause stops all pending actions where the repeal finds them.'" (*Southern Service Co., Ltd. v. Los Angeles, supra,* 15 Cal.2d at p. 12.) In cases where the repeal principle applies, "[t]he only legislative intent relevant . . . would be a determination to save th[e] proceeding from the ordinary effect of repeal as illustrated by such cases as [*Governing Board v.*] *Mann*[*, supra,* 18 Cal.3d 819]." (*Younger v. Superior Court, supra,* 21 Cal.3d at p. 110.)

Californians for Disability Rights alludes to the repeal doctrine, but concludes the defendant's reliance on it "exposes a seeming conflict in canons of statutory interpretation," which the court resolves by concluding "the presumption of prospectivity is the controlling principle. [Citations.]" (*Californians for Disability Rights v. Mervyn's, LLC, supra,* ___ Cal.App.4th at p. ___ [2005 WL 230019 at p 4].) This analysis ignores the fact *Governing Board v. Mann, supra,* 18 Cal.3d 819 expressly recognized the general principle that statutes are construed prospectively, but found the nature of the right affected, i.e., one existing solely by way of statute, rendered the presumption of prospectivity inapplicable. (*Id.* at p. 829; see also *Callet v. Alioto, supra,* 210 Cal. at p. 67.)

In contrast, although *Evangelatos* postdates *Governing Board v. Mann, supra,* 18 Cal.3d 819, it does not even mention *Mann*, much less disapprove the latter decision's holding. The reason for this is clear. *Evangelatos* expressly recognized it concerned a ballot proposition, "which modified the traditional, common law 'joint and several liability' doctrine . . . ." (*Evangelatos v. Superior Court, supra,* 44 Cal.3d at p. 1192.) Thus, *Evangelatos* reviewed the statutory amendment of a common law right, not a right or remedy based solely on a statutory enactment. Consequently, the repeal principle does not violate the general presumption that statutory amendments apply prospectively.

Finally, even *Landgraf v. USI Film Products* (1994) 511 U.S. 244 [114 S.Ct. 1483, 128 L.Ed.2d 229], the United States Supreme Court decision on which *Californians for Disability Rights* relies, recognizes exceptions to the general rule that statutes apply prospectively. *Landgraf* noted that "[w]hen the intervening statute authorizes or affects the propriety of prospective relief [such as an injunction], application of the new provision is not retroactive." (*Landgraf v. USI Film Products, supra,* 511 U.S. at p. 273.) It also acknowledged, "We have regularly applied intervening statutes conferring or ousting jurisdiction, whether or not jurisdiction lay when the underlying conduct occurred or when the suit was filed." (*Id.* at p. 274.)

Application of the prospectivity rule to the facts presented in *Californians for Disability Rights* is particularly troubling. That lawsuit involves an appeal by the plaintiff from a judgment for the defendant in an unfair competition law action. If the Court of Appeal reverses the judgment and remands the matter for further proceedings, the trial court will be faced with the prospect of potentially issuing injunctive or restitutionary relief in favor of a party that lacks the jurisdictional basis to maintain the underlying action. We believe the electorate would consider such a circumstance to be an absurd situation.

Consequently, we conclude the statutory remedy repeal doctrine applies to this pending appeal from the trial court's judgment and postjudgment order.

The Remedy

Alternatively, plaintiff argues that since he was not subject to Proposition 64's requirements when filing suit or at the time of trial, "There is no record upon which this Court can summarily determine that Proposition 64's requirements cannot be met." Plaintiff urges us to remand the matter and afford him "the opportunity to show that he meets the requirements of Proposition 64 and/or so that other injured consumers who relied on the representative action can move to intervene and participate as qualified parties."

In part, this request has merit. Defendants assert plaintiff failed to allege or prove he had suffered any injury, and the trial court made no finding of injury resulting from their product labeling. But before the approval of Proposition 64, no pleading or proof of injury-in-fact or establishment of one's right to maintain a class action was necessary to maintain a representative unfair competition law or false advertising law action. Elementary principles of due process require plaintiff be given an opportunity to satisfy the newly implemented standing and class action requirements.

However, we disagree with plaintiff's suggestion that, if he cannot satisfy the injury-in-fact or class action requirements, he should be permitted to substitute in another party who could do so. First, the filing of a new action is now likely barred by the statute of limitations. Section 17208 declares an action "to enforce" an unfair competition law claim "shall be commenced within four years after the cause of action accrued." Furthermore, "The 'discovery rule,' which delays accrual of certain causes of action until the plaintiff has actual or constructive knowledge of facts giving rise to the claim, does not apply to unfair competition actions." (*Snapp & Associates Ins. Services, Inc. v. Robertson* (2002) 96 Cal.App.4th 884, 891.) The trial court found defendants employed misleading country of origin labels between 1996 and 2000. In early 2000, after plaintiff filed suit, defendants ceased using these labels and later that year entered into a consent decree with the United States Fair Trade Commission prohibiting the use of such labels.

Nor could another potential party overcome a statute of limitations defense by employing the relation back doctrine to amend the original complaint. To apply the relation back doctrine the new claim must involve the same injury. (*Norgart v. Upjohn Co.* (1999) 21 Cal.4th 383, 408-409; *Rowland v. Superior Court* (1985) 171 Cal.App.3d 1214, 1217-1218.) "'The general rule governing the permissibility of the bringing in of additional plaintiffs after the period of the statute of limitations has elapsed . . . is that where the additional party plaintiff, joining in a suit brought before the statute of limitations has run against the original plaintiff, seeks to enforce an independent right, the amended pleading does not relate back, so as to render substitution permissible . . . .' [Citation.]" (*Diliberti v. Stage Call Corp.* (1992) 4 Cal.App.4th 1468, 1471, italics added.)

Under the unfair competition law and the false advertising law, as amended by Proposition 64, a new plaintiff would need to establish he or she "has suffered injury in fact and has lost money or property as a result" of defendants' wrongful conduct.

Since that injury would be separate from any possible injury suffered by plaintiff, it would amount to a substantial change in the action. (*Diliberti v. Stage Call Corp., supra,* 4 Cal.App.4th at p. 1470; 5 Witkin, Cal. Procedure, *supra,* Pleading, §§ 1151-1152, pp. 609-612.)

Plaintiff's reliance on *Klopstock v. Superior Court* (1941) 17 Cal.2d 13 and *Cloud v. Northrop Grumman Corp.* (1998) 67 Cal.App.4th 995 is unavailing. Those cases concerned the substitution of a representative of the party originally filing suit to maintain the very same cause of action. In *Klopstock,* the Supreme Court approved substitution of the representative of the estate for a deceased stockholder in a stockholder's derivative action. (*Klopstock v. Superior Court, supra,* 17 Cal.2d at p. 21.) In *Cloud,* the appellate court held the plaintiff's trustee in bankruptcy could substitute in and prosecute an action for wrongful termination and sexual harassment. (*Cloud v. Northrop Grumman Corp., supra,* 67 Cal.App.4th at pp. 1006-1007.) Here, any new plaintiff must allege and prove his or her own injury and loss of money or property to maintain suit.

Thus, we shall remand this matter to the superior court with directions to afford plaintiff an opportunity to satisfy the newly enacted standing and representative claim requirements for unfair competition law and false advertising law actions. In the event plaintiff is successful in this endeavor, the balance of our opinion shall stand as a resolution of the issues raised by the parties in their respective appeals.

DEFENDANTS' APPEAL

Plaintiff's Unfair Competition Law Claims

The complaint contained three counts under the unfair competition law and one count alleging a violation of the false advertising law.

The unfair competition law permits a party to seek injunctive and restitutionary relief for any "unlawful, unfair or fraudulent business act or practice . . . ." (§§ 17200, 17203 & 17204.) Thus, "'section 17200 "borrows" violations of other laws and treats them as unlawful practices' that the unfair competition law makes independently actionable. [Citations.]" (*Cel-Tech Communications, Inc. v. Los Angeles Cellular Telephone Co., supra,* 20 Cal.4th at p. 180; see also *People ex rel. Bill Lockyer v. Fremont Life Ins. Co.* (2002) 104 Cal.App.4th 508, 515.)

Citing sections 17533.7 and 17500, Civil Code section 1770(a)(4), plus provisions of the Federal Trade Commission Act, plaintiff argued defendants' "Made in U.S.A." and similar product labeling constituted an unlawful business practice. The trial court found all three state laws supported the first cause of action. In addition, relying on Civil Code section 1770(a)(4) and section 17500, the court granted plaintiff relief on his causes of action for "unfair" and "fraudulent" business acts and practices. Defendants challenge applicability of each of the predicate statutes on different grounds.

Section 17533.7

Section 17533.7, part of the false advertising law, declares, "It is unlawful for any person, firm, corporation or association to sell or offer for sale in this State any merchandise on which merchandise or on its container there appears the words 'Made in U.S.A.,' 'Made in America,' 'U.S.A.,' or similar words when the merchandise or any article, unit, or part thereof, has been entirely or substantially made, manufactured, or produced outside of the United States." A violation of this statute constitutes a misdemeanor. (§ 17534.)

Defendants contend section 17533.7 is unconstitutional because it "'chills' constitutionally protected speech," and fails to "provide fair notice of the conduct which it prohibits" or "explicit standards" for its enforcement. Alternatively, they challenge the trial court's construction of the statute to this case. These contentions lack merit.

"Chilling" Effect

In reviewing a constitutional attack on a statute, we begin with the presumption that the law is valid unless its constitutional infirmity is "clearly, positively, and unmistakably" established. (*Tobe v. City of Santa Ana* (1995) 9 Cal.4th 1069, 1107; *Lockheed Aircraft Corp. v. Superior Court* (1946) 28 Cal.2d 481, 484.)

Given the nature of the labels, plus the fact defendants attached them to Kwikset's products, the labels amounted to commercial speech. (*Kasky v. Nike, Inc.*, (2002) 27 Cal.4th 939, 956-957; *Keimer v. Buena Vista Books, Inc.* (1999) 75 Cal.App.4th 1220, 1227.) While commercial speech is afforded protection by the First Amendment, "'[t]he [federal] Constitution accords less protection to commercial speech than to other constitutionally safeguarded forms of expression.' [Citation.]" (*Kasky v. Nike, Inc., supra,* 27 Cal.4th at p. 952.)

In analyzing commercial speech, the first step is to determine whether it involves lawful activity and is not misleading. (*Kasky v. Nike, Inc., supra,* 27 Cal.4th at p. 952; *Keimer v. Buena Vista Books, Inc., supra,* 75 Cal.App.4th at p. 1230.) While product labeling is lawful activity, the labels here were misleading in their description of where the respective products had been produced or manufactured.

The second question is whether California has a substantial interest in enacting section 17533.7 and similar laws. Section 17533.7 appears in the chapter of the Business and Professions Code covering false advertising. "Clearly, the State of California has a fervent interest in protecting the public from advertising which is deceptive or is likely to deceive and in '"... insuring that the stream of commercial information flow cleanly as well as freely." [Citations.]' [Citation.]" (*Keimer v. Buena Vista Books, Inc., supra,* 75 Cal.App.4th at p. 1230; see also *People v. Superior Court* (1979) 96 Cal.App.3d 181, 193.) Section 17533.7 constitutes a legislative determination that representations suggesting merchandise was made in the United States are misleading unless the producer's manufacturing processes satisfy the strictures of the statute.

Third, although, as the trial court noted, section 17533.7 is a strict law, it nonetheless advances the state's interest in protecting the public from deceptive product representations. Fourth, given its specificity, referring to both merchandise as a whole, and to the constituent articles, units, or parts of merchandise, section 17533.7 is reasonably tailored to serve the interest of prohibiting deceptive product advertising. (*Keimer v. Buena Vista Books, Inc., supra,* 75 Cal.App.4th at p. 1231.) Section 17533.7 does not "chill" defendants' free speech rights.

Vagueness

We also reject defendants' void-for-vagueness challenge to section 17533.7. "To satisfy the constitutional command [of certainty], a statute must meet two basic requirements: (1) the statute must be sufficiently definite to provide adequate notice of the conduct proscribed; and (2) the statute must provide sufficiently definite guidelines . . . to prevent arbitrary and discriminatory enforcement. [Citations.]" (*Tobe v. City of Santa Ana, supra,* 9 Cal.4th at pp. 1106-1107.) But "[o]nly a reasonable degree of certainty is required . . . ." (*Id.* at p. 1107.) A statute """cannot be held void for uncertainty if any reasonable and practical construction can be given to its language."' [Citation.]" (*Ibid.*; see also *Walker v. Superior Court* (1988) 47 Cal.3d 112, 143.)

"In considering whether a legislative proscription is sufficiently clear to satisfy the requirements of fair notice, 'we look first to the language of the statute, then to its legislative history, and finally to California decisions construing the statutory language.' [Citations.] We thus require citizens to apprise themselves not only of statutory language but also of legislative history, subsequent judicial construction, and underlying legislative purposes [citation]." (*Walker v. Superior Court, supra,*

47 Cal.3d at p. 143.) The Legislature's intent "as exhibited by the plain meaning of the actual words of the law," must be followed "'''whatever may be thought of the wisdom, expediency, or policy of the act.''' [Citations.]" (*California Teachers Assn. v. Governing Bd. of Rialto Unified School Dist.* (1997) 14 Cal.4th 627, 632-633; see also *Jarrow Formulas, Inc. v. LaMarche* (2003) 31 Cal.4th 728, 733.)

As for the fair notice requirement, *Burg v. Municipal Court* (1983) 35 Cal.3d 257 presents an analogous situation. It rejected a void-for-vagueness challenge to a law making it illegal for a person to drive with a blood alcohol content of 0.10 percent or more. In response to the petitioner's claim it was impossible for him to know when his blood alcohol had reached this limit, the court noted, "The very fact that he has consumed a quantity of alcohol should notify a person of ordinary intelligence that he is in jeopardy of violating the statute. [Citation.]" (*Id.* at p. 271.) Here, the mere fact defendants attached "Made in U.S.A." and similar labels to locksets built with foreign-made components and partially assembled at their Mexico plant should have alerted defendants to the possibility they were in danger of violating section 17533.7.

The second requirement is that the statute must afford sufficiently definite guidelines for enforcement of the law. Focusing on the term "substantially," defendants figuratively throw up their hands, claiming it "is not defined by the statute or any other authority" and the dictionary definition of this term "provides no guidance as to what percentage of the total making, manufacturing, or production of merchandise or any part thereof will constitute 'substantially.'" We disagree.

Contrary to defendants' claim, the term "substantially" has been judicially construed. (*Atchison etc. Ry. Co. v. Kings Co. Water Dist.* (1956) 47 Cal.2d 140, 144 ["Substantially" means "'in a substantial manner; really, solidly; competently'"].) Use of the term "substantially" in criminal statutes has also been approved. (*People v. Box* (2000) 23 Cal.4th 1153, 1217 ["substantial" used to describe capital sentencing factors; upheld]; *People v. Silver* (1991) 230 Cal.App.3d 389, 393-394 [affirming conviction of possessing for sale a chemical substance with a "chemical structure . . . substantially similar to" methamphetamine].)

Furthermore, the premise of defendants' argument, that use of this term fails to provide an adequate "standard[] for . . . juries[] and judges" to apply, is answered by the Supreme Court's opinion in *People v. Daniels* (1969) 71 Cal.2d 1119: "The law is replete with instances in which a person must, at his peril, govern his conduct by such nonmathematical standards as 'reasonable,' 'prudent,' 'necessary and proper,' '*substantial*,' and the like. Indeed, a wide spectrum of human activities is regulated by such terms: thus one man may be given a speeding ticket if he overestimates the 'reasonable or prudent' speed to drive his car in the circumstances [citation], while another may be incarcerated in state prison on a conviction of wilful homicide if he misjudges the 'reasonable' amount of force he may use in repelling an assault [citation]. . . . 'There is no formula for the determination of reasonableness.' Yet standards of this kind are not impermissively vague, provided their meaning can be objectively ascertained by reference to common experiences . . . ." (*Id.* at pp. 1128-1129, italics added.) Section 17533.7 is not void for vagueness.

Construction of Section 17533.7

The trial court interpreted section 17533.7 to preclude the use of labels describing merchandise as "Made in the U.S.A." or containing a similar import when either (1) "the merchandise . . . has been entirely or substantially made, manufactured, or produced outside of the United States," or (2) "any article, unit, or part" of "the merchandise" "has been entirely or substantially made, manufactured, or produced outside of the United States." (§ 17533.7.) Defendants and our dissenting colleague challenge the correctness of this interpretation. We agree with the trial court's approach.

In construing statutes, our goal is to determine the intent of the Legislature to thereby effectuate the purpose of the law. (*Curle v. Superior Court* (2001)

24 Cal.4th 1057, 1063.) "'Our first step [in determining the Legislature's intent] is to scrutinize the actual words of the statute, giving them a plain and commonsense meaning. [Citations.]' [Citation.]" (*California Teachers Assn. v. Governing Bd. of Rialto Unified School Dist., supra,* 14 Cal.4th at p. 633.) "It is our task to construe, not to amend, the statute. 'In the construction of a statute . . . the office of the judge is simply to ascertain and declare what is in terms or in substance contained therein, not to insert what has been omitted or omit what has been inserted . . . .' [Citation.] We may not, under the guise of construction, rewrite the law or give the words an effect different from the plain and direct import of the terms used." (*California Fed. Savings & Loan Assn. v. City of Los Angeles* (1995) 11 Cal.4th 342, 349.)

As previously noted, when interpreting a statute a court may refer to prior judicial construction of its terms (*Walker v. Superior Court, supra,* 47 Cal.3d at p. 143) and should employ the common usage and understanding of the statute's words. (*People v. Linwood* (2003) 105 Cal.App.4th 59, 69; *Smith v. Peterson* (1955) 131 Cal.App.2d 241, 246.) Finally, a court must give meaning to every word in the statute and avoid a construction that renders any of the law's terms surplusage. (*Reno v. Baird* (1998) 18 Cal.4th 640, 658.)

Application of these principles confirms the trial court read the statute correctly. First, by its repeated use of the term "merchandise," section 17533.7 is limited to personal property such as goods and wares that are bought and sold in the marketplace. (*United States v. Sischo* (1914) 262 U.S. 165, 168 [43 S.Ct. 511, 67 L.Ed. 925]; *Blackwood v. Cutting Packing Co.* (1888) 76 Cal. 212, 214; Black's Law Dict. (7th ed. 1999) p. 1000, col. 2.) Consequently, the law does not cover other forms of property.

Second, section 17533.7 regulates the use of "Made in U.S.A." and similar labeling only on merchandise that is "made, manufactured, or produced." "The words 'made, manufactured, or constructed' cover almost everything which [human] skill . . . can make out of raw materials." (*United States v. Anderson* (S.D.Cal. 1942) 45 F.Supp. 943, 949.) "[T]here are many [judicial] holdings and statements to the effect that, to constitute manufacturing, . . . the operation, process, or activity in question must result in the production of a new and different article, product, or commodity, having . . . a distinctive name, character, or use. 'Manufacturing,' in this connection, has also been defined, in terms or substance, as the production of articles for use from raw or prepared materials by giving such materials new forms, qualities, properties, or combinations, whether by hand labor or by machinery . . . ." (Annot., What Constitutes Manufacturing or Who Is a Manufacturer Under Tax Laws (1968) 17 A.L.R.3d 7, 23-24, fns. omitted.) Thus, one would not violate the statute by making, manufacturing, or producing merchandise solely in the United States even though using raw materials acquired from a foreign source.

Where merchandise is entirely made, manufactured, or produced outside the United States, the use of "Made in U.S.A." labels is clearly prohibited. However, the statute also prohibits the use of this labeling where merchandise is "*substantially* made, manufactured, or produced outside of the United States." (§ 17533.7, italics added.) Recently, the United States Supreme Court construed this term as it is used in the Americans with Disabilities Act. "'[S]ubstantially' . . . suggests 'considerable' or 'to a large degree.' See Webster's Third New International Dictionary 2280 (1976) (defining 'substantially' as 'in a substantial manner' and 'substantial' as 'considerable in amount, value, or worth' and 'being that specified to a large degree or in the main'); see also 17 Oxford English Dictionary 66-67 (2d ed.1989) ('substantial': '[r]elating to or proceeding from the essence of a thing; essential'; '[o]f ample or considerable amount, quantity, or dimensions')." (*Toyota Motor Mfg., Kentucky, Inc. v. Williams* (2002) 534 U.S. 184, 196-197 [122 S.Ct. 681, 151 L.Ed.2d 615].) Applying a similar approach here, we conclude merchandise has been "substantially made, manufactured, or produced outside the United States" where the foreign operation, process, or activity employed to create the merchandise is found to be considerable in either amount, value, or worth.

More apropos to this case, if the merchandise at issue consists of separate, identifiable components, section 17533.7 requires "*any* article, unit, or part" of the merchandise to be "entirely or substantially made, manufactured, or produced" domestically to qualify for use of a "Made in U.S.A." or similar label. (§ 17533.7, italics added.) We accord these terms their usual and ordinary meanings: (1) "Article" includes "a material thing: item, object," or "a thing of a particular class or kind as distinct from a thing of another class or kind" (Webster's 3d New Internat. Dict. (1981) p. 123, capitalization omitted); (2) "Unit" means "a single thing . . . that is a constituent and isolable member of some more inclusive whole" and "a piece or complex of apparatus serving to perform one particular function" (*id.* at p. 2500); and (3) "Part" means "a unit . . . held to constitute with one or more other units something larger: constituent . . . an essential portion or integral element of something" (*id.* at p. 1645, capitalization omitted). In light of these definitions, when merchandise consists of two or more physical elements or pieces, section 17533.7 also applies to *any* distinct component of merchandise that is necessary for its proper use or operation.

Kwikset manufactured locksets using screws and pins made in Taiwan. Screws and pins are distinct components clearly necessary to the proper use or operation of a lockset because without them one could not install or operate the product. In addition, part of the lockset latch assembly for some products occurred at Kwikset's Mexico plant. It is settled that product assembly is part of the manufacturing process. (*General Motors Corp. v. City of Los Angeles* (1971) 5 Cal.3d 229, 240.) The trial court found the latch sub-assembly performed in Mexico constituted a *substantial* portion of the manufacturing process. This determination presented a factual question. While defendants argue their assembly process substantially complied with section 17533.7 and challenge the trial court's application of the statute to their lockset labeling, they cite to only bits and pieces of the evidence. To sustain their insufficiency-of-the-evidence claim on appeal, defendants needed to set forth all material evidence. (*Foreman & Clark Corp. v. Fallon* (1971) 3 Cal.3d 875, 881; *Toigo v. Town of Ross* (1998) 70 Cal.App.4th 309, 317.) In the absence of an adequate summary of the trial record, we deem their evidentiary challenge waived and presume the evidence supports the trial court's findings. (*Ibid.*)

At our request, the parties provided us with section 17533.7's legislative history. The Legislature enacted section 17533.7 in 1961 and has never amended it. (Stats. 1961, ch. 676, § 1, p. 1915.) Plaintiff notes two unsuccessful attempts to amend the law, one that would have eliminated the reference to "any article, unit, or part" of merchandise, and a second seeking to insert a percentage of manufacture test. As the Attorney General notes, legislative inaction is of very "little value" in construing the terms of a statute. (*Grupe Development Co. v. Superior Court* (1993) 4 Cal.4th 911, 922-923.) To the extent one can draw any conclusion from the legislative history, it is that the Legislature was made aware of concerns about the breadth of section 17533.7's scope and declined to narrow it.

Defendants, and the dissent, extensively employ hypotheticals not relevant to the facts of this case to argue at length concerning section 17533.7's potentially "absurd" consequences. We acknowledge that difficulties may arise in applying section 17533.7 to marginal situations. But this case does not present such circumstances.

We also share our dissenting colleague's angst about both the effect of this law, particularly in an age of global trade, and the potential for abuse that may arise under the unfair competition law. If we had the power to do so, we would rewrite the statute to address those concerns. But our Supreme Court has cautioned "'the judicial role in a democratic society is fundamentally to interpret laws, not to write them. The latter power belongs primarily to the people and the political branches of government . . . .' [Citation.] It cannot be too often repeated that due respect for the political branches of our government requires us to interpret the laws in accordance with the expressed intention of the Legislature. 'This court has no power to rewrite the statute so as to make it conform to a presumed intention which is not expressed.' [Citations.]" (*California Teachers Assn. v. Governing Bd. of Rialto Unified School Dist., supra,* 14 Cal.4th at p. 633.) Neither the wisdom of the law nor the availability of alternative, less drastic remedies is a proper factor for our consideration. (*Burg v. Municipal Court, supra,* 35 Cal.3d at p. 267.)

We conclude the trial court properly interpreted and applied section 17533.7 to the facts of this case.

Civil Code Section 1770(a)(4)

The second predicate statute supporting plaintiff's unfair competition law claim is Civil Code section 1770(a)(4). It declares, "The following unfair methods of competition and unfair or deceptive acts or practices undertaken by any person in a transaction intended to result or which results in the sale or lease of goods or services to any consumer are unlawful: [¶] . . . [¶] (4) Using deceptive representations or designations of geographic origin in connection with goods or services."

In its statement of decision, the trial court applied Civil Code section 1770(a)(4) as follows: "The evidence did establish that there are those citizens for whom the 'Made in USA' label is an important part of their buying decision. Obviously, there are many others for whom the geographic origin has little or no importance. A deceptive label to one person may not be a deceptive label in the view of others. However, the court concludes that it must view the labeling from the perspective of those consumers for whom the geographic designation is important, but must do so reasonably."

Defendants argue the trial court employed an incorrect legal standard in determining whether their country of origin product labeling was deceptive under Civil

Code section 1770(a)(4). Referring to the Federal Trade Commission Act, defendants argue the correct test is whether "'there is a representation, omission, or practice that . . . is likely to mislead consumers acting reasonably under the circumstances, and . . . the representation omission, or practice is material . . . .'"

The Second District has held "the reasonable consumer standard" applies to actions involving claims under the Consumer Legal Remedies Act (Civ. Code, § 1750 et seq.) of which Civil Code section 1770(a)(4) is a part. (*Consumer Advocates v. Echostar Satellite Corp.* (2003) 113 Cal.App.4th 1351, 1360.) That standard is aptly described in *Lavie v. Procter & Gamble Co.* (2003) 105 Cal.App.4th 496: "Where advertising is aimed at a particularly susceptible audience . . ., its truthfulness must be measured by the impact it will likely have on members of that group, not others to whom it was not primarily directed. [Citation.] We also recognize that an advertisement may be designed to appeal to specific groups of consumers, although it is ostensibly directed to the public at large. Where the plaintiff contends that a more vulnerable subgroup is the true target of such an advertisement, a question of fact is presented, which the trial court must resolve. [¶] However, unless the advertisement targets a particular disadvantaged or vulnerable group, it is judged by the effect it would have on a reasonable consumer. [Citation.]" (*Id.* at pp. 506-507.)

The trial court's approach complied with this standard. It recognized that not everyone is swayed by the presence of a "Made in U.S.A." or similar label when deciding to purchase merchandise. But here plaintiff presented testimony, and the trial court found, that for some people country of origin labeling is a critical factor when making a purchasing decision. In addition, the court also recognized the need for an element of reasonableness on the part of a prospective purchaser. The validity of the trial court's finding presented a factual question. To the extent defendants challenge the evidentiary sufficiency for the trial court's decision, they again failed to adequately preserve the issue for review. (*Foreman & Clark Corp. v. Fallon, supra,* 3 Cal.3d at p.

881; *Toigo v. Town of Ross, supra,* 70 Cal.App.4th at p. 317.) Consequently, we conclude the trial court applied the appropriate standard for deception in finding defendants violated Civil Code section 1770(a)(4).

Defendants' Extrinsic Evidence Claim

As to the use of both Civil Code section 1770(a)(4) and section 17500 as predicate statutes under the unfair competition law, plus the merits of the fourth cause of action for false advertising, defendants argue plaintiff introduced merely "anecdotal evidence" in the form of oral testimony by consumers who claimed they were misled by the country of origin labels. Defendants rely on two federal decisions they assert mandate an unfair competition law claim be based on extrinsic evidence such as a consumer survey. (See *Churchill Village L.L.C. v. General Electric Co.* (N.D.Cal. 2000) 169 F.Supp.2d 1119, 1131; *Haskell v. Time, Inc.* (E.D.Cal. 1997) 965 F.Supp. 1398, 1407.) Since plaintiff did not present any such evidence, defendants contend the judgment on these grounds must be reversed.

This argument was recently considered and rejected in *Brockey v. Moore* (2003) 107 Cal.App.4th 86. *Brockey* involved a successful action by mobile home tenants against one who, although not a lawyer, operated businesses named "Legal Aid" and "Legal Aid Services," and accepted monies from the plaintiffs to assist them in defending unlawful detainer actions. On appeal, the defendant argued the evidence failed to support the judgment. Citing the foregoing federal cases, he claimed the tenants "had to prove 'via extrinsic evidence' that his misstatements would likely deceive a reasonable person (not merely a vulnerable person) and that what he terms 'anecdotal' evidence, that is, testimony by people that they were in fact misled, is insufficient." (*Id.* at p. 99.)

The Court of Appeal rejected this argument, stating "'that the primary evidence in a false advertising case is the advertising itself.' The United States Supreme Court has rejected a claim that survey evidence was required in the analogous context of the Federal Trade Commission's regulation of deceptive advertising. [Citations.] [¶] In trade name disputes and cases construing California's prior unfair competition law (former Civ. Code, § 3369), the courts acknowledged that the 'likelihood of confusion' between names was a factual question, but in some cases 'the comparison of the two names themselves may be adequate to establish the likelihood of confusion.' [Citations.]" (*Brockey v. Moore, supra,* 107 Cal.App.4th at p. 100.)

As for the extrinsic evidence argument, the court concluded the defendant "fails to cite a single California case requiring use of survey evidence in unfair business practices cases . . . . Generally, [the federal cases cited by the defendant] involve a very few persons claiming to be misled and do not hold that 'anecdotal' evidence can never suffice. [Citation.] The Attorney General points out and [the defendant] concedes that these cases have imported into the California [unfair competition law] standards of proof derived from federal Lanham Act cases, where misleading, rather than false, statements must be shown to have deceived a 'significant portion' of the recipients. [Citation.] We are not persuaded that these cases accurately reflect California law." (*Brockey v. Moore, supra,* 107 Cal.App.4th at p. 99.)

We find *Brockey's* analysis persuasive. In light of that decision, defendants' insufficiency of the evidence claims concerning Civil Code section 1770(a)(4) and section 17500 fail.

Attorney Fees

The trial court awarded plaintiff nearly $3 million in attorney fees under Code of Civil Procedure section 1021.5. The final page of defendants' opening brief asserts "[b]ecause the trial court's judgment must be reversed for the reasons set forth . . . above, the trial court's order awarding . . . fees . . . must be reversed." We agree with our dissenting colleague's assertion that the award appears to be unnecessarily high. However, defendants challenge only plaintiff's right to recover fees, not the amount approved by the trial court. Given our affirmance of the judgment and defendant's failure to challenge the amount of fees, we have no option but to affirm the award.

PLAINTIFF'S APPEAL

Introduction

Plaintiff's appeal presents five claims, but only three of them require extensive review. First, plaintiff contends the trial court erred when it found sections 45 and 45a of the Federal Trade Commission Act did not constitute predicate statutes supporting his unfair competition law claim. Because we affirm the trial court's judgment as to sections 17533.7 and 17500, and Civil Code section 1770(a)(4), the applicability of the Federal Trade Commission Act is moot. (See *Forbes v. Cameron Petroleums, Inc.* (1978) 83 Cal.App.3d 257, 267.)

Second, plaintiff's brief asserted the trial court erred by denying his request for restitution to consumers who purchased Kwikset's unlawfully labeled products. By letter received shortly before oral argument, plaintiff advised the court he has abandoned this issue. We now turn to the remaining three issues.

Sufficiency of Restitution

In the judgment, the trial court directed defendants to advise California retailers and distributors that improperly labeled products still in their inventory could be returned "for replacement with an equivalent item in compliant packaging, or, at [d]efendants' option, a refund . . . ." Plaintiff contends the trial court erred by allowing defendants to choose the form of restitution to retailers and distributors, claiming it effectively made the decision to grant any restitution "optional."

A trial court has "very broad" discretion in formulating equitable relief in unfair competition law actions. (*Cortez v. Purolator Air Filtration Products Co.* (2000) 23 Cal.4th 163, 180.) "Section 17203 does not mandate restitutionary or injunctive relief when an unfair business practice has been shown. Rather, it provides that the court '*may* make such orders or judgments . . . as may be necessary to prevent the use or employment . . . of any practice which constitutes unfair competition . . . or . . . to restore . . . money or property.' [Citation.] That is, as our cases confirm, a grant of broad equitable power. A court cannot properly exercise an equitable power without consideration of the equities on both sides of a dispute." (*Ibid.*)

No abuse of discretion appears in this case. The sole issue was the deceptive nature of defendants' country of origin product labeling. No issue was raised concerning the operation of the locksets. Thus, offering refunds or repackaging of the same merchandise would be permissible.

The Award of Costs to Technolock

Next, plaintiff attacks the portion of the trial court's postjudgment order allowing Technolock to recover its costs. Plaintiff claims "Technolock . . . is united in interest with, and made identical defenses as, its co-[d]efendants Kwikset and Black & Decker, both of which were losing parties in this case."

Generally, the term "'[p]revailing party' includes . . . a defendant as against those plaintiffs who do not recover any relief against that defendant." (Code Civ. Proc., § 1032, subd. (a)(4).) Cases recognize the application of this provision is discretionary where a prevailing defendant was "united in interest and shared the same counsel" as another defendant found to be liable. (*Slavin v. Fink* (1994) 25 Cal.App.4th 722, 725-726; see also *Webber v. Inland Empire Investments, Inc.* (1999) 74 Cal.App.4th 884, 920.) Here, the issue concerned not the manufacture of the locksets, but rather the deceptive nature of the country of origin labels placed on the packaging. There is no indication Technolock participated in this activity. Thus, the trial court did not abuse its discretion in awarding costs to Technolock.

The Scope of Recovery Under Code of Civil Procedure Section 1021.5

Code of Civil Procedure section 1021.5 (section 1021.5) authorizes a trial court to "award attorneys' fees to a successful party" in cases where it finds the requirements for a private attorney general action have been satisfied. The trial court found plaintiff was entitled to recover attorney fees under this statute and made an award. In addition, plaintiff sought to recover over $400,000 in fees for retained expert witnesses and investigators, plus charges for long distance telephone calls, copying, faxes, overnight deliveries, messenger services, and other miscellaneous expenses under section 1021.5. Code of Civil Procedure section 1033.5 declares the "[f]ees of experts not ordered by the court," plus "[p]ostage, telephone, and photocopying charges," are "not allowable as costs, except when expressly authorized by law." (Code Civ. Proc., § 1033.5, subd. (b)(1) & (3).) Relying on *Ripley v. Pappadopoulos* (1994) 23 Cal.App.4th 1616, the trial court denied plaintiff's request for the additional expenses. Plaintiff challenges the trial court's denial, citing section 1021.5 and *Beasley v. Wells Fargo Bank* (1991) 235 Cal.App.3d 1407.

The right to recover costs is purely a creature of statute, and the applicable statute defines the extent of a party's right to recover costs. (*Murillo v. Fleetwood Enterprises, Inc.* (1998) 17 Cal.4th 985, 989; *Davis v. KGO-T.V., Inc.* (1998) 17 Cal.4th 436, 439; *Estate of Johnson* (1926) 198 Cal. 469, 471.) Thus, absent statutory authorization, parties engaged in civil litigation must bear their own expenses in a lawsuit. (*Davis v. KGO-T.V., Inc., supra,* 17 Cal.4th at p. 439; *Ripley v. Pappadopoulos, supra,* 23 Cal.App.4th at p. 1622.) As noted, Code of Civil Procedure section 1033.5 precludes recovery of the fees and expenses sought by plaintiff "except when expressly authorized by law." (Code Civ. Proc., § 1033.5, subd. (b)(1) & (3).)

Under the plain language doctrine, a court's first step in determining legislative intent when construing a statute is to review the words used in the statute, giving the terms their plain and ordinary meaning. (*California Teachers Assn. v.*

Governing Bd. of Rialto Unified School Dist., supra, 14 Cal.4th at p. 633.) If the statutory language is clear, no further statutory construction is necessary. (*Nolan v. City of Anaheim* (2004) 33 Cal.4th 335, 340; *Trope v. Katz* (1995) 11 Cal.4th 274, 280.) Only when a statute's terms are subject to more than one reasonable interpretation, may a court consider "extrinsic aids" (*Nolan v. City of Anaheim, supra,* 33 Cal.4th at p. 340) in construing the statute. (*Ibid.*; see also *Jarrow Formulas, Inc. v. LaMarche, supra,* 31 Cal.4th at p. 735.)

Section 1021.5 authorizes recovery of "attorneys' fees." California case law has long recognized "the usual and ordinary meaning of the words 'attorney's fees,' both in legal and in general usage, is the consideration that a litigant actually pays or becomes liable to pay in exchange for legal representation." (*Trope v. Katz, supra,* 11 Cal.4th at p. 280; see also *Flannery v. Prentice* (2001) 26 Cal.4th 572, 579.) The definition of attorney fees must be contrasted with the definition of "costs," which has been construed to mean "'those fees and charges which are required by law to be paid to the courts, or some of their officers' or an amount which is expressly fixed by law as recoverable as costs. [Citations.]" (*Gibson v. Thrifty Drug Co.* (1959) 173 Cal.App.2d 554, 556; see also *Davis v. KGO-T.V., Inc., supra,* 17 Cal.4th at pp. 439-440.) "The 'costs' of a civil action . . . usually exclud[e] attorney fees." (*Davis v. KGO-T.V., Inc., supra,* 17 Cal.4th at p. 439.)

Trope held a law firm successfully representing itself in litigation could not recover compensation for its time and effort under a contractual provision governed by Civil Code section 1717 that authorized the prevailing party to recover its attorney fees. (*Trope v. Katz, supra,* 11 Cal.4th at p. 292.) Subsequent decisions have recognized exceptions to this holding. (*PLCM Group, Inc. v. Drexler* (2000) 22 Cal.4th 1084, 1097 [prevailing party's in-house counsel entitled to recover fees]; *Laborde v. Aronson* (2001) 92 Cal.App.4th 459, 467-469 [pro se attorney entitled to recover sanctions under Code Civ. Proc., § 128.7]; *Abandonato v. Coldren* (1995) 41 Cal.App.4th 264, 267-268 [same concerning Code Civ. Proc., § 128.5 sanctions].) But none of these cases questioned *Trope's* definition of attorney's fees.

Some California cases have held the concept of attorney fees includes the charges incurred for work performed by paralegals. (*Guinn v. Dotson* (1994) 23 Cal.App.4th 262, 268; *Sundance v. Municipal Court* (1987) 192 Cal.App.3d 268, 274-275 and cases cited therein.) To date, only one case has held expert witness fees or the other abovementioned expenses fall within the concept of attorney fees.

That one exception is *Bussey v. Affleck* (1990) 225 Cal.App.3d 1162, an opinion from the same court that later issued *Beasley v. Wells Fargo Bank, supra,* 235 Cal.App.3d 1407. *Bussey* held a prevailing party in an action on a contract containing a clause authorizing recovery of attorney fees and costs could recover expert witness fees, plus photocopying, messenger, express mail, telephone, and travel expenses, as part of its attorney fees. "We conclude that where a contract provides for payment of costs and attorney's fees, the court may allow disbursements of counsel as attorney fees under section 1033.5, subdivision (a)(10) [allowable costs include attorney fees authorized by contract, statute, or law], if they represent expenses ordinarily billed to a client and are not included in the overhead component of counsel's hourly rate." (*Bussey v. Affleck, supra,* 225 Cal.App.3d at p. 1166.)

Every subsequent published decision confronting this issue has criticized and rejected *Bussey*'s approach. (E.g., *Carwash of America-PO v. Windswept Ventures No. I* (2002) 97 Cal.App.4th 540, 543-544; *Fairchild v. Park* (2001) 90 Cal.App.4th 919, 930-931; *First Nationwide Bank v. Mountain Cascade, Inc.* (2000) 77 Cal.App.4th 871, 878; *Robert L. Cloud & Associates, Inc. v. Mikesell* (1999) 69 Cal.App.4th 1141, 1153-1154; *Ripley v. Pappadopoulos, supra,* 23 Cal.App.4th at pp. 1622-1628.) In *Ripley*, the case relied on by the trial court, the appellate court summarized the reasons for rejecting *Bussey*. "In *Bussey* the court attempted to avoid the statutory prohibition against the inclusion of expert witness fees in a cost award by equating expert witness fees and other nonallowable costs of litigation with attorney fees and by concluding that such costs may be included in an award of contractual attorney fees. We cannot adhere to that approach. *In the absence of some specific provision of law otherwise, attorney fees and the expenses of litigation, whether termed costs, disbursements, outlays, or something else, are mutually exclusive, that is, attorney fees do not include such costs and costs do not include attorney fees.* [Citations.] This is too well established in too many different contexts to be doubted. . . . In view of the clear distinction that has always been drawn between attorney fees and the expenses of litigation, we cannot disregard the Legislature's express prohibition against the inclusion of expert witness fees in a cost award by equating such expenses with attorney fees." (*Ripley v. Pappadopoulos, supra,* 23 Cal.App.4th at pp. 1625-1626, italics added.)

While some opinions have approved the recovery of expenses not authorized by Code of Civil Procedure section 1033.5 in contract actions where the prevailing party *pleads and proves them as damages at trial* (*First Nationwide Bank v. Mountain Cascade, Inc., supra,* 77 Cal.App.4th at pp. 878-879; *Arntz Contracting Co. v. St. Paul Fire & Marine Ins. Co.* (1996) 47 Cal.App.4th 464, 491-492; *Ripley v. Pappadopoulos, supra,* 23 Cal.App.4th at p. 1627), that is not the situation here. Plaintiff sought recovery of his expert witness fees and other nonrecoverable expenses by a postjudgment motion.

The California Supreme Court reached a conclusion similar to *Ripley* and its progeny under analogous circumstances in *Davis v. KGO-T.V., Inc, supra,* 17 Cal.4th 436. *Davis* found Government Code section 12965, subdivision (b), which at the time authorized a court to award attorney fees and costs to the prevailing party in an action under the Fair Employment and Housing Act (FEHA), did not permit recovery of the successful litigant's expert witness fees. "[B]oth before and after . . . section 12965, subdivision (b), was enacted, the fees of experts not ordered by the court were not an item of allowable costs. Code of Civil Procedure section 1033.5 simply codified prior law to that effect. [¶] . . . [T]he Legislature has created exceptions to the general rule concerning costs[] by expressly authorizing the shifting of the fees of an expert in specific types of actions. . . . [¶] Although it could have done so, it did not authorize a similar exception to the general rule for parties in a FEHA action. Without such express authorization, the trial court's discretion in a FEHA action is limited to determining whether any allowable costs were 'reasonably necessary' and 'reasonable in amount' (Code Civ. Proc., § 1033.5, subd. (c)(2) & (3)), and to awarding or denying additional items of costs that are not mentioned as either allowable or nonallowable in Code of Civil Procedure section 1033.5. [Citation.]" (*Davis v. KGO-T.V., Inc, supra,* 17 Cal.4th at p. 442.)

In *West Virginia University Hospitals, Inc. v. Casey* (1991) 499 U.S. 83 [111 S.Ct. 1138, 113 L.Ed.2d 68] the United States Supreme Court reached a similar conclusion as to 42 United States Code section 1988, which at the time allowed recovery of "'a reasonable attorney's fee'" in civil rights actions. The court held section 1988 did not authorize recovery of expert witness fees. It rejected a suggestion the statute's "'broad remedial purposes'" permitted the statute to be construed as including expert witness fees noting, "there has never been, to our knowledge, a practice of including the cost of expert services within attorneys' hourly rates." (*West Virginia University Hospitals, Inc. v. Casey, supra,* 499 U.S. at p. 99.)

Plaintiff relies on the contrary reasoning and result reached in *Beasley v. Wells Fargo Bank, supra,* 235 Cal.App.3d 1407. In *Beasley*, the plaintiffs prevailed in an action challenging defendant-bank's assessment of certain fees. The trial court awarded the plaintiffs their attorney fees, plus their expert witness fees, photocopying, postage, and travel expenses under section 1021.5. The defendant challenged the latter part of the award, citing the United States Supreme Court's then-recent decision in *West Virginia University Hospitals, Inc. v. Casey, supra,* 499 U.S. 83.

Beasley reasoned section 1021.5 "was an explicit reaction to *Alyeska Pipeline Co. v. Wilderness Society* (1975) 421 U.S. 240 [44 L.Ed.2d 141, 95 S.Ct. 1612], which held that federal courts could no longer award attorney fees in private attorney general actions without specific statutory authorization," and "that, ' . . . in framing the provisions of section 1021.5 the Legislature drew heavily upon the pre-*Alyeska* federal decisions.'" (*Beasley v. Wells Fargo Bank, supra,* 235 Cal.App.3d at p. 1420.) Thus, these "'authorities – while no longer viable in the federal realm – will often be helpful and reliable guides in interpreting the various provisions of the California statutes.' [Citation.]" (*Ibid.*) The court then cited one pre-*Alyeska* federal appellate decision and three pre-*Alyeska* federal district court opinions that had authorized recovery of "expert witness fees and similar expenses" in addition to attorney fees "on a private attorney general theory . . . ." (*Id.* at pp. 1420-1421.)

We conclude *Beasley*'s reasoning is flawed. Rather than focusing on section 1021.5's language and attempting to harmonize it with Code of Civil Procedure section 1033.5 and other relevant statutes, *Beasley* simply referred to section 1021.5's legislative history and assumed that because *some* prior federal decisions had allowed recovery of expert witness fees under the now-invalid federal common law private attorney general doctrine, that meant the Legislature must have intended to allow recovery of these expenses under section 1021.5. In *Davis v. KGO-T.V., Inc., supra,* 17 Cal.4th 436, the Supreme Court acknowledged *Beasley*'s holding, but expressly declined to consider the question of whether expert witness fees could be recovered in an age discrimination lawsuit brought under the private attorney general theory. (*Id.* at p. 446, fn. 5.) Nonetheless, *Davis's* analysis of whether a FEHA statute authorizing the recovery of only attorney fees and statutorily authorized costs could be interpreted to include the recovery of expert witness fees conforms to the approach followed in *Ripley* and its progeny concerning the recoverability of expert witness fees and other expenses that are not otherwise recoverable as costs.

The same approach also applies here. Section 1021.5 authorizes recovery of attorney fees by the prevailing party. Since the statute does not mention costs, we conclude the Legislature intended Code of Civil Procedure section 1033.5, the general costs statute, to apply. Section 1033.5 precludes recovery of expert witness fees and the other expenses sought by plaintiff "except when expressly authorized by law." (Code Civ. Proc., § 1033.5, subd. (b)(1) & (3).) As even *Beasley* grudgingly acknowledges, the Legislature has enacted several statutes expressly permitting recovery of expert witness fees in certain actions. (*Beasley v. Wells Fargo Bank, supra,* 235 Cal.App.3d at p. 1420, fn. 5.) Thus, the Legislature clearly knows how to authorize recovery of otherwise nonallowable expenses when it wants to do so.

While section 1021.5 *does* authorize recovery of attorney fees, only *Beasley* and that court's prior decision in *Bussey v. Affleck, supra,* 225 Cal.App.3d 1162 support a conclusion that the concept of attorney fees includes the expenses at issue in this case. For the reasons stated, we believe the holdings in *Beasley* and *Bussey* conflict with the statutory language and with a substantial body of case law. Nor would recovery of these expenses comport with the California Supreme Court's general definition of attorney fees or its reasoning in *Davis v. KGO-T.V., Inc., supra,* 17 Cal.4th 436. In the federal context, *Casey* outright rejected the same argument as to expert witness fees, declaring no authority permitted the consideration of this expense in calculating an attorney fee. Thus, applying the plain language doctrine and construing the words of section 1021.5, we conclude the Legislature clearly intended to authorize recovery of attorney fees in private attorney general actions, but limited the recovery of other expenses to the costs generally allowed in litigation. (See Code Civ. Proc., § 1033.5.)

As a result, we hold the trial court properly denied plaintiff's request for his expert witness fees and other expenses not authorized as recoverable litigation costs. (*Ripley v. Pappadopoulos, supra,* 23 Cal.App.4th at pp. 1625-1626.)

DISPOSITION

As to defendant Technolock, S. A. de C. V., the judgment and postjudgment order are affirmed. As to defendants Kwikset Corporation and Black & Decker Corporation, the judgment and postjudgment order are vacated and the matter is remanded to the superior court with directions to afford plaintiff an opportunity to move for leave to file an amended complaint that alleges facts establishing the standing and representative action requirements for unfair competition law and false advertising law claims as implemented by Proposition 64. Plaintiff must file his motion for leave to amend within 30 days of the filing of the remittitur. If he does so, the court shall grant the motion to amend and then determine whether plaintiff has satisfactorily alleged facts supporting his standing plus the right to maintain this lawsuit as a representative action. In the event plaintiff successfully alleges and proves his right to relief under the unfair competition law and the false advertising law, as amended by Proposition 64, the court shall reenter its original judgment. If plaintiff fails to plead or prove his right to maintain this lawsuit, the court shall enter a judgment dismissing the action. Both parties' requests for judicial notice are granted. The parties shall bear their own costs on appeal.

CERTIFIED FOR PUBLICATION

RYLAARSDAM, J.

I CONCUR:

BEDSWORTH, J.

Sills, P. J., Concurring and Dissenting.

THE CONCURRING PART

I agree with the majority opinion's excellent demonstration that Proposition 64 applies to the present case.

PRELUDE TO THE DISSENTING PART

Alas, though, I cannot sign on to the majority opinion, because it contemplates the possibility of further litigation on the merits.

This case has a history. At the end of June 2004 -- more than four months prior to the passage of Proposition 64 -- my colleagues went out with a (now-vacated) majority opinion upholding a large judgment in favor of the plaintiff. I filed a vigorous dissent to that opinion. Within the month, though, a rehearing was granted, vacating the opinion. The rehearing, however, was not directed to the merits, but to the ancilliary issue of whether the private attorney general statute, section 1021.5 of the Code of Civil Procedure, allowed for recovery of expenses in addition to attorney fees.

It was while this rehearing was pending that the electorate passed Proposition 64. It is tempting to speculate as to whether Proposition 64 would have been considered necessary if, over time, the judiciary had been a bit more circumspect with the unfair competition laws, in cases like this one and others. Cases like this one are, in my opinion, precisely the sort of abuse that Proposition 64 was crafted to halt (except that in this case the plaintiff is represented by a respectable law firm rather than the infamous Trevor Law Group). My position is that the unfair competion laws are good laws, but that the judiciary must apply those laws with a certain amount of common sense. Well, be that as it may, the passage of Proposition 64 by a large margin only confirms that the electorate was indeed fed up with the abuses of the unfair business practices laws, of which plaintiff's case here is a prime example.

The majority today has elected to, essentially, republish its prior opinion from almost eight months ago as it relates to the underlying merits. What follows under the heading, "the dissenting part" is my own (republished) dissenting opinion to that republished majority opinion, completed in June 2004. Readers may find some of its references to "feeding frenzies" and "predatory litigation" to have been given a measure of vindication by the passage of Proposition 64, which, if anything, was clearly intended to prevent the unfair competition laws from becoming a profit center for lawyers.

THE DISSENTING PART

Today's majority decision only confirms the critics' worst caricature of California's unfair competition law (Bus. & Prof. Code, § 17200 et seq.) -- that it has degenerated into nothing but a feeding frenzy for attorneys who use the law to shake down California businesses and chase jobs out of California.

By contrast, I believe that if the courts exercise the tools they already have -- interpreting statutes in light of reason, common sense and the common law doctrine of substantial compliance, and avoiding absurd results -- the law is *not* the oppressive mechanism that today's result would suggest. I must, therefore, respectfully dissent.

I. *The Statute: Misinterpreted*

Under the way the majority interprets the statute (Bus. & Prof. Code, § 17533.7), the aircraft carrier U.S.S. Ronald Reagan, built by American shipworkers in Newport News, Virginia, could not be said to have been "made in America." Yes, the majority would agree that the great aircraft carrier itself was "substantially" made in America. But they would say that if a single television screen (usually referred to as a "monitor") in the communications section of the ship came from Taiwan, then the ship *itself* was not made in America because a "part thereof" was "entirely or substantially made" outside the United States.

The statute should not be read that way. Statutes must be interpreted to be internally consistent. (*People v. Moroney* (1944) 24 Cal.2d 638, 642-643; *Brown v. Guy* (1959) 167 Cal.App.2d 211, 214 ["It is a cardinal rule of statutory construction that parts of a statute must be construed together and harmonized as far as possible to avoid repugnancy. . . ."].)

Granted, we do not have much guidance in the interpretation of the statute. This is the very first appellate decision in the over 43 years since the enactment of section

17533.7 to *ever* interpret this statute. (Our high court once used it as an example of trade regulation that generally affects speech in *Kasky v. Nike, Inc.* (2002) 27 Cal.4th 939, 964, but that was only a passing reference, and no substantive interpretation was made.)

Under the model of the statute adopted by the majority today, a product can concededly be *substantially* made in the United States but *absolutely 100 percent of its parts*, down to -- literally -- every last screw must also have been at least substantially made in the United States. The problem with that interpretation is it reads the word "substantially" out of the statute as it affects the merchandise *as a whole*. And we know the statute refers to merchandise *as a whole* as well as its constituent parts because by its terms it differentiates "merchandise" -- by the use of the word "or" -- from "any article, unit, or part" thereof."

But an interpretation which requires every last part to be at least substantially made in America renders the word "substantially" useless insofar as it refers to merchandise as a whole. If the Legislature had really meant to say that *every* last part, down to the last screw, had to be at least substantially made in the United States, then it didn't need to speak of the merchandise *itself* being "substantially made" in the United States, since every last part had to be American anyway.

One might counter that the Legislature really meant every last part and that the reference to "substantially made" in the context of the merchandise as a whole refers only to assembly qua assembly: Supposedly, while every last part had to be American, not all the assembly had to be done in the United States. But that doesn't work either if you think about the nature of assembly. It means putting at least two parts together to make a third part.

But how does a manufacturer "partially" (but less than "substantially") assemble merchandise outside the United States with 100 percent American parts? And yet that's what it would take to save some meaning for the adverb "substantially" if the possibility of less-than-100 percent assembly were the "out" to harmonize the difference between a product itself being "substantially made" in the United States and a requirement that *every* last part be made in the United States. *Any assembly at all* would, by definition, create a "part thereof" of the merchandise, a part which, the way the majority reads the statute -- could not be American. So we are left, once again, with an interpretation that renders "substantially made" redundant as it applies to the product as a whole.

Our Supreme Court has repeatedly adhered to the rule that statutes are to be interpreted in the light of reason and common sense. (See *People v. Mulholland* (1940) 16 Cal.2d 62, 69 ["'We are unable to accept such a construction of the law. It is the duty of the courts to construe such enactments in the light of reason.'"]; *Great Western Distillery Products, Inc. v. John A. Wathen Distillery Co.* (1937) 10 Cal.2d 442, 446 ["'Statutes are interpreted in light of reason and common sense . . . ."]; *People v. Ventura Refining Co.* (1928) 204 Cal. 286, 292 ["Absurd or unjust results will never be ascribed to the legislature, and it will not be presumed to have used inconsistent provision as to the same subject in the immediate context."]; *Uhl v. Badaracco* (1926) 199 Cal. 270, 284 ["To adopt the construction contended for by the city would be contrary to common sense and the general policy of the law.")

It is also well established that the literal meaning of the words of a statute may be disregarded to avoid absurd results. (*People v. Anzalone* (1999) 19 Cal.4th 1074, 1079; *California School Employees Assn. v. Governing Board* (1994) 8 Cal.4th 333, 340; *Times Mirror Co. v. Superior Court* (1991) 53 Cal.3d 1325, 1334, fn. 7; *County of Sacramento v. Hickman* (1967) 66 Cal.2d 841, 849, fn. 6; *Silver v. Brown* (1966) 63 Cal.2d 841, 845; *California Ins. Guarantee Assn. v. Workers' Comp. Appeals Bd.* (2003) 112 Cal.App.4th 358, 363; *Upland Police Officers Assn. v. City of Upland* (2003) 111 Cal.App.4th 1294, 1304; *People v. Gnass* (2002) 101 Cal.App.4th 1271, 1302; *Dowling v. Zimmerman* (2001) 85 Cal.App.4th 1400, 1427; *Guardianship of Elan E.* (2001) 85 Cal.App.4th 998, 1001; *People v. Pecci* (1999) 72 Cal.App.4th 1500, 1507; *People v. Buena Vista Mines, Inc.* (1996) 48 Cal.App.4th 1030, 1034-1035; *Havlicek v. Coast-to-Coast Analytical Services, Inc.* (1995) 39 Cal.App.4th 1844, 1856; *Unzueta v. Ocean View School Dist.* (1992) 6 Cal.App.4th 1689, 1698; *California Ins. Guarantee Assn. v.*

Liemsakul (1987) 193 Cal.App.3d 433, 439; see also *Eyston v. Studd* (K.B. 1574) 75 Eng. Rep. 688, 2 Plowd. 459.)

Finally, there is the rule of substantial compliance. As explained by our Supreme Court in *Stasher v. Harger-Haldeman* (1962) 58 Cal.2d 23, 29, "Substantial compliance, as the phrase is used in the decisions, means actual compliance in respect to the *substance* essential to every *reasonable* objective of the statute." (Emphasis added.)

All three of these great principles of statutory interpretation -- construction in light of reason and common sense, avoidance of absurdity, and the rule of substantial compliance -- are tailor-made for the case at hand. My colleagues say that the language of the statute is "plain." But plainly it is not so plain. There is a real problem with the word "substantially," which my colleagues have resolved in a way that reads the word right out of the statute insofar as it plainly applies to merchandise as a whole.

Instead of an interpretation that obliterates the word "substantially" when referring to the merchandise itself, I would hold that the most reasonable way to interpret the statute is to recognize that if the merchandise is substantially made in the United States and it is substantially made up of parts made in the United States, then it can still be advertised as made in the United States even though not *every part* was (wholly or substantially) made in the United States.

This interpretation gives meaning and realistic effect to the intent of the Legislature. The Legislature cannot possibly have intended to prevent practically every American manufacturer from being able to advertise that its products were made in America. The statute was clearly aimed at substance, catching manufacturers who used substantially foreign parts or outsourced a substantial part of the assembly. It was not aimed at American manufacturers who substantially used American parts and assembled the product in America.

The alternative is too brittle -- requiring every last part in even the most complicated merchandise to be made in America. It ascribes to the Legislature an irrational intent to deprive American manufacturers of the right to claim their products were made in America.

I must therefore respectfully take issue with my colleague's implied refutation of this dissent that they are merely following the statute and are powerless to "rewrite" it. This case is about how the statute should be interpreted. The law requires an interpretation that does not render the statute both self-contradictory and unreasonable.

II. *A Wrong Interpretation Leads to Consequences At Odds With Legislative Intent*

Let me take as a given that the Legislature clearly contemplated that *some* products available to American consumers *could*, legitimately under section 17533.7, be advertised as made in America. Let me also take as a corollary to that proposition that the law was never intended to require of American manufacturers the impossible -- which is 100 percent American molecules.

That is not totally the overstatement you might at first think. Consider a hydraulic assembly wholly made of American steel and, for sake of argument, even American screws. But also assume the assembly requires some oil as an internal "part." Under the "every part" interpretation of the statute not even this hypothetical product could be labeled made in America because there was no guarantee that the oil was American in origin: percentagewise in the early 21st century, the odds would be against it.

At oral argument, I asked whether I could advertise my own house for sale -- a house which I watched built from the ground up on land in Orange County, California, presumably located in the USA -- as "Made in the United States," given that some of the plumbing fixtures were made in Germany. Plaintiff's counsel answered unequivocally that under his interpretation of the statute, *the answer was no*.

Usually, when counsel at oral argument take a brittle, unreasonable position in response to a question testing the limits of their position you know they are in trouble; their position is so inherently unsound that it quickly reduces to absurdity. In this case, alas, the majority has agreed with the brittle interpretation of the statute. To suggest that a house built on Irvine land which has been graded into configurations for new housing by California bulldozer operators, framed by American carpenters, finished by American cabinet makers, plumbers, electricians, plasterers and painters, all with materials manufactured in the United States except for a few nails and fixtures from foreign lands, is not made in the United States simply does not accord with the Legislature's intent.

This is all by way of illustrating that if the statute is to be interpreted under the "every part" test, then almost *nothing* is made in America anymore because there will always be (the present case is a perfect case in point) some screw or minor assembly that won't pass the test. Again, I cannot believe that the Legislature would have, in essence, declared open season on American manufacturers who substantially assemble a product in America made up substantially of American parts.

Today's result is thus the perfect example of the law of unintended consequences. A statute which was designed to prevent fraudulent claims of American manufacture has been interpreted in a way to give incentive for firms to *relocate* plants and jobs overseas. Thus, the majority not only reaches an absurd result, but one which actually frustrates the manifest purposes of the legislation. (Bus. & Prof. Code, § 17533.7.)

The statute is far better written than the majority would have us believe, but one must take a common sense approach in interpreting it. The interpretation proffered by the plaintiffs and adopted by the court actually puts bona fide American manufacturers like Kwikset at a disadvantage against competitors who assemble everything abroad and export their products back to the United States. Both Kwikset and a Taiwanese exporter of locks are reduced to the same status: Neither can claim to make its products in America even though Kwikset's products substantially *are* made in America.

III. *Today's Result Sanctions Predatory Litigation in the Style of the Infamous Trevor Law Group*

I must also take issue with the ridiculously high attorney fee award. $3 million is too much for a few pins and screws. To award $3 million in attorney fees for a few screws, pins and a latch assembly is to confirm everything that the law's critics have been saying about it, namely that the law really is a way for underemployed lawyers to *create* business for themselves by harassing California businesses on the basis of some de minimis putative nonconformance with some regulation or law.

The majority does not deal with the attorneys' fee issue on the ground that it wasn't raised in the opening brief and they are correct on the point insofar as it goes. But appellate courts ask for further briefing all the time and this is an issue that cries out for further briefing. That is because even if today's result were correct as a matter of statutory interpretation, the award of attorneys' fees was clearly grossly disproportionate to what has been accomplished by the litigation.

There has been no injury. No breach of contract. No one got hurt. The only money to change hands is the multimillion dollar windfall to the attorneys who brought this action if today's decision is allowed to stand.

And what has been accomplished by this litigation other than the enrichment of the plaintiffs' attorneys? *The only real results are negative, and especially negative to American workers*. If today's decision stands, no firm may dare to advertise "made in USA" on its products, even if entirely assembled or "transformed" in the United States by American workers -- remember, today's decision proves that courts cannot be counted on to use a rule of substantial compliance.

And without the ability to claim a product is made in the United States -- even when that is the fundamental reality -- American firms will be denied their home field advantage and have less incentive to remain in the United States and particularly in California.

I am also afraid that the danger of a double standard is present here. What is the difference between the $ 3 million attorney fees award here and the petty shakedowns which made the Trevor Law Group infamous in Southern California? Nothing but the size of the law firm and its target. As this court noted in *People ex rel. Lockyer v. Brar* (2004) 115 Cal.App.4th 1315, 1316-1317: "The abuse is a kind of legal shakedown scheme: Attorneys form a front 'watchdog' or 'consumer' organization. They scour public records on the internet for what are often ridiculously minor violations of some regulation or law by a small business, and sue that business in the name of the front organization."

Thus, if the Trevor Law Group sues an auto body shop over not having its license up to date, that is an abuse of the unfair competition law. But if a more established law firm sues a big corporation over an equally trivial putative violation -- it is rewarded with $3 million in fees. The net result is to bless the same kind of abuse in which the Trevor Law Group engaged -- looking for a hypertechnical violation of some law by a California business and then going after that business under section 17200 as a profit-making venture -- with appellate holy water.

The Legislature never envisioned that a law enacted simply to make sure that claims of "Made in America" are genuine would be used to chase workers and jobs out of California. Now a single spool of foreign thread is enough to sustain a lawsuit.

The unfair competition law is not a bad law, but today it has been abused. One can only hope that the issue will be visited by our Supreme Court as soon as possible.

EPILOGUE

I had hoped, as indicated in the last paragraph of my dissent written in June 2004, that the excesses of the unfair competition law might be *judicially* curbed by action of our Supreme Court. Before that could take place, though, the electorate took matters into their own hands. As things now stand, even if the judgment in this case is ultimately upheld, this case represents what will hopefully be the last of a breed of lawsuits against businesses where lawyers make big bucks, and clients nothing, for finding some tiny arguable technicality and bringing an unfair competition suit.

SILLS, P. J.

MEREDITH N. LANDY (SB #136489)
DALE EDMONDSON (SB #189793)
JESSICA A. HOOGS (SB #227011)
O'MELVENY & MYERS LLP
2765 Sand Hill Road
Menlo Park, California 94025
Telephone: (650) 473-2671
Facsimile: (650) 473-2601

DANIEL A. POLLACK (*Pro Hac Vice*)
EDWARD McDERMOTT (*Pro Hac Vice*)
ANTHONY ZACCARIA (*Pro Hac Vice*)
POLLACK & KAMINSKY
114 West 47th Street
New York, NY 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560

Attorneys for Defendants
FRANKLIN RESOURCES, FRANKLIN ADVISERS, INC., FRANKLIN TEMPLETON DISTRIBUTORS, INC., TEMPLETON GLOBAL ADVISORS, LTD., FRANKLIN ADVISORY SERVICES, LLC, FRANKLIN MUTUAL ADVISERS, LLC, AND FRANKLIN TEMPLETON SERVICES, LTD

UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

SUSAN STRIGLIABOTTI, et al., for the use and benefit of THE TEMPLETON GROWTH FUND, et al., Plaintiffs, v. FRANKLIN RESOURCES, INC., et al., Defendants.	Case No. C-04-0883 SI **CERTIFICATE OF SERVICE**

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CERTIFICATE OF SERVICE

I, Peggy Schwarz, declare:

I am a resident of the State of California and over the age of eighteen years, and not a party to the within action; my business address is Embarcadero Center West, 275 Battery Street, Suite 600, San Francisco, California 94111. On February 10, 2005, I served the within documents:

1. **STATEMENT OF RECENT DECISION PURSUANT TO LOCAL RULE 7.3(d)** and

2. **CERTIFICATE OF SERVICE.**

The above document(s) to be served were delivered to the appropriate parties, on February 10, 2005 by the following delivery method:

☒ by putting a true and correct copy thereof, together with an signed copy of this declaration in a sealed envelope with postage thereon fully prepaid, in the United States mail at Menlo Park, California addressed as set forth below. I am readily familiar with the firm's practice of collecting and processing correspondence for mailing. Under that practice it would be deposited with the U.S. Postal Service on that same day with postage thereon fully prepaid in the ordinary course of business. I am aware that on motion of the party served, service is presumed invalid if the postal cancellation date or postage meter date is more than one day after date of deposit for mailing in affidavit.

☐ by putting a true and correct copy thereof, together with an unsigned copy of this declaration, in a sealed envelope designated by the carrier, with delivery fees paid or provided for, for delivery the next business day to the person(s) listed above, and placing the envelope for collection today by the overnight courier in accordance with the firm's ordinary business practices. I am readily familiar with this firm's practice for collection and processing of overnight courier correspondence. In the ordinary course of business, such correspondence collected from me would be processed on the same day, with fees thereon fully prepaid, and deposited that day in a box or other facility regularly maintained by Federal Express, which is an express carrier.

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Gary Gotto, Esq. — *Co-Counsel for Plaintiffs*
Ron Kilgard, Esq.
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012

Michael J. Brickman, Esq. — *Co-Counsel for Plaintiffs*
James C. Bradley, Esq.
Nina H. Fields, Esq.
RICHARDSON, PATRICK,
WESTBROOK & BRICKMAN LLC
174 East Bay Street
Charleston, SC 29401

Guy M. Burns, Esq. — *Co-Counsel for Plaintiffs*
Jonathan S. Coleman, Esq.
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR,
RUPPEL & BURNS, LLP
403 East Madison Street, Suite 400
Tampa, FL 33602

I declare under penalty of perjury under the laws of the State of California the above is true and correct.

Executed on February 10, 2005, at San Francisco, California.



Peggy Schwarz

SF1:574321.1